CREDIT SUISSE GROUP (GUERNSEY) II LIMITED

GLOBAL CERTIFICATE
U.S.$ 1,725,000,000 9.5 per cent. Tier 1 Buffer Capital Notes guaranteed on a subordinated basis by
CREDIT SUISSE GROUP AG

ISIN: XS0810846617

This Global Certificate is issued in respect of the U.S.$ 1,725,000,000 9.5 per cent. Tier 1 Buffer Capital Notes (the “BCNs”) of Credit Suisse Group (Guernsey) II Limited (the “Issuer”) and guaranteed on a subordinated basis by Credit Suisse Group AG (the “Guarantor”). This Global Certificate certifies that the person whose name is entered in the Register (the “Registered Holder”) is registered as the holder of such principal amount of the BCNs at the date hereof.

Interpretation and Definitions

References in this Global Certificate to the “Conditions” are to the Terms and Conditions applicable to the BCNs (which are in the form set out in Schedule 1 to the Agency Agreement (the “Agency Agreement”) dated 31 July 2012 between the Issuer, the Guarantor, Citibank, N.A., London Branch as principal paying and conversion agent, Citigroup Global Markets Deutschland AG as registrar and transfer agent and the other agents named in it, as such form is supplemented and/or modified and/or superseded by the provisions of this Global Certificate, which in the event of any conflict shall prevail). Other capitalised terms used in this Global Certificate shall have the meanings given to them in the Conditions or the Agency Agreement.

Promise to Pay

The Issuer, for value received, promises to pay to the Registered Holder of the BCNs represented by this Global Certificate such amounts as shall become due and payable from time to time in respect of the BCNs, in the amounts, on the dates for payment and in accordance with the method of calculation provided for in the Conditions, save that the calculation is made in respect of the total aggregate amount of the BCNs represented by this Global Certificate, together with such other sums and additional amounts (if any) as may be payable under the Conditions, in accordance with the Conditions. Each payment will be made to, or to the order of, the person whose name is entered on the Register at the close of business on the Clearing System Business Day immediately prior to the date for payment, where Clearing System Business Day means Monday to Friday inclusive except 25 December and 1 January.

For the purposes of this Global Certificate, (a) the holder of the BCNs represented by this Global Certificate is bound by the provisions of the Agency Agreement, (b) the Issuer certifies that the Registered Holder is, at the date hereof, entered in the Register as the holder of the BCNs represented by this Global Certificate, (c) this Global Certificate is evidence of entitlement only, (d) title to the BCNs represented by this Global Certificate passes only on transfer (zession) and due registration on the Register, and (e) only the holder of the BCNs represented by this Global Certificate is entitled to payments in respect of the BCNs represented by this Global Certificate.

Transfer of BCNs Represented by Global Certificates

Transfers of the holding of BCNs represented by this Global Certificate pursuant to Condition 2(a) may only be made in part:

(i)
if the BCNs represented by this Global Certificate are held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system (an “Alternative Clearing System”) and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or

(ii)	upon or following any failure to pay principal in respect of any BCNs when it is due and payable; or

(iii)	with the consent of the Issuer,

provided that, in the case of the first transfer of part of a holding pursuant to (i) or (ii) above, the holder of the BCNs represented by this Global Certificate has given the Registrar not less than 30 days’ notice at its specified office of such holder’s intention to effect such transfer. Where the holding of BCNs represented by this Global Certificate is only transferable in its entirety, the Certificate issued to the transferee upon transfer of such holding shall be a Global Certificate. Where transfers are permitted in part, Certificates issued to transferees shall not be Global Certificates unless the transferee so requests and certifies to the Registrar that it is, or is acting as a nominee for, Clearstream, Luxembourg, Euroclear and/or an Alternative Clearing System.

Notices

So long as this Global Certificate is held on behalf of Euroclear or Clearstream, Luxembourg or any Alternative Clearing System, notices required to be given to holders may be given by their being delivered to Euroclear, Clearstream, Luxembourg or, as the case may be, the Alternative Clearing System rather than by publication as required by the Conditions, except that, so long as the BCNs are listed on the Luxembourg Stock Exchange’s regulated market, and the rules of that Exchange so require, notices shall also be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxembourger Wort).

In order to obtain delivery of the relevant Ordinary Shares on a Conversion of the BCNs, holders of BCNs represented by this Global Certificate shall give a Delivery Notice to the Principal Paying and Conversion Agent in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg or any Alternative Clearing System or any Common Depository by the Notice Cut-off Date (which may include such Delivery Notice being given on such holder’s instruction by Euroclear or Clearstream, Luxembourg or any Alternative Clearing System or any Common Depository for them to the Principal Paying and Conversion Agent by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg or any Alternative Clearing System from time to time.

Meetings

The holder of the BCNs represented by this Global Certificate shall (unless this Global Certificate represents only one BCN) be treated as two persons for the purposes of any quorum requirements of a meeting of Holders.

Purchase, Cancellation and Conversion

Cancellation of any BCN represented by this Global Certificate which is required by the Conditions to be cancelled (other than upon its redemption), and the conversion of any BCN represented by this Global Certificate in accordance with the Conditions, will be effected by removal of the name(s) of the relevant Holder(s) from the Register or reduction in the principal amount of this Global Certificate. BCNs may only be purchased by the Issuer or the Guarantor or any of their Subsidiaries if they are purchased together with the right to receive all future payments of interest thereon.

Call Option

No drawing of the BCNs will be required under Condition 8(c) in the event that the Issuer exercises its call option in Condition 8(c) while the BCNs are represented by the Global Certificate in respect of less than the aggregate principal amount of the BCNs outstanding.

Events of Default

If an Event of Default (as defined in Condition 12) has occurred, the holder of this Global Certificate may from time to time elect for direct enforcement rights (i) under the provisions of the Schedule, as against the Issuer and (ii) under the terms of the Guarantee executed as a deed by the Guarantor on the Issue Date, as against the Guarantor, to come into effect in respect of a principal amount of BCNs up to the aggregate principal amount in respect of which such failure to pay has occurred in favour of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holders of such BCNs represented by this Global Certificate. Such election shall be made by notice to the Principal Paying and Conversion Agent by the holder of the BCNs represented by this Global Certificate specifying the principal amount of BCNs represented by this Global Certificate in respect of which direct enforcement rights shall arise under the Schedule and the Guarantee. Following any such acquisition of direct enforcement rights, this Global Certificate and the corresponding entry in the register kept by the Registrar will become void as to the specified portion, save to the extent that the appropriate direct enforcement rights shall fail to take effect, for whatever reason. No such election may however be made unless the transfer of the whole or a part of the holding of BCNs represented by this Global Certificate shall have been improperly withheld or refused. This Global Certificate shall not become valid for any purpose until authenticated by or on behalf of the Registrar.

This Certificate is governed by, and shall be construed in accordance with, Swiss law.In witness whereof the Issuer has caused this Global Certificate to be signed on its behalf.

Dated as of the Issue Date.

CREDIT SUISSE GROUP (GUERNSEY) II LIMITED

By: /s/ Anthony Le Conte	/s/ Roy McGregor
Anthony Le Conte Member of the Board of Directors	Roy McGregor Member of the Board of Directors

Certificate of Authentication

This Global Certificate is authenticated

by or on behalf of the Registrar.

CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG

as Registrar

By: /s/ S. Roos	/s/ Gabriele Fisch
S. Roos Assistant Manager	Gabriele Fisch

Authorised Signatory

For the purposes of authentication only.

Terms and Conditions of the New Tier 1 BCNs

The Tier 1 Buffer Capital Notes (“Tier 1 BCNs”) are issued by Credit Suisse Group (Guernsey) II Limited (the “Issuer”), and are subject to these terms and conditions (the “Conditions”) and the detailed provisions of the pricing schedule relating to the Tier 1 BCNs (the “Pricing Schedule”). In the event of any inconsistency between these Conditions and the Pricing Schedule, the Pricing Schedule shall prevail. The form of the Pricing Schedule and Certificates referred to below are set out in an Agency Agreement (the “Agency Agreement”) dated 31 July 2012 between the Issuer, Credit Suisse Group AG (“CSG” or, as guarantor in relation to the Tier 1 BCNs, the “Guarantor”), Citigroup Global Markets Deutschland AG as registrar and transfer agent, Citibank, N.A. as principal paying and conversion agent, calculation agent and paying and conversion agent and the other paying and conversion agents named in it (in such capacity, respectively, the “Registrar”, the “Transfer Agent” (which expression shall include the Registrar), the “Principal Paying and Conversion Agent”, the “Calculation Agent” and the “Paying and Conversion Agent” (which expression shall include the Principal Paying and Conversion Agent) (each such expression shall include any successors or additional such agents as the Issuer may appoint from time to time under the Agency Agreement)). Credit Suisse AG, Zurich, Switzerland shall act as share delivery agent (the “Share Delivery Agent”) hereunder. For so long as this Tier 1 BCN is issued by Credit Suisse Group (Guernsey) II Limited, the payment of all amounts in respect of this Tier 1 BCN and the performance by the Issuer of its other obligations hereunder are guaranteed by the Guarantor as provided in a separate guarantee (in the meaning of Article 111 of the Swiss Federal Code of Obligations) dated the Issue Date (the “Guarantee”). Copies of the Agency Agreement and the Guarantee will be available for inspection during usual business hours at the specified offices of the Paying and Conversion Agents and the Transfer Agents.

The Holders are deemed to have notice of all of the provisions of the Agency Agreement.

1	Form, Denomination and Title

The Tier 1 BCNs are issued in registered form. Each Tier 1 BCN will be issued in the Specified Denomination(s) specified in the relevant Pricing Schedule.

This Tier 1 BCN is a Fixed Rate Tier 1 BCN, a Floating Rate Tier 1 BCN or a Fixed/Floating Rate Tier 1 BCN, depending upon the Interest Basis shown in the relevant Pricing Schedule.

Tier 1 BCNs are represented by a registered certificate or, as the case may be, registered certificates (each, a “Certificate”) and, save as provided in Condition 2(a), each Certificate shall represent the entire holding of Tier 1 BCNs by the same Holder.

Title to the Tier 1 BCNs shall pass by transfer (Zession) and registration in the register that the Issuer shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement (the “Register”).

2	Transfers of Tier 1 BCNs

(a)	Transfer of Tier 1 BCNs

One or more Tier 1 BCNs may be transferred upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such Tier 1 BCNs to be transferred, together with the form of transfer endorsed (Zession) on such Certificate (or another form of transfer substantially in the same form and containing the same representations and certifications (if any), unless otherwise agreed by the Issuer), duly completed and executed and any other evidence as the Registrar or any Transfer Agent may reasonably require. A new Certificate shall be issued to the transferee in respect of the Tier 1 BCNs the subject of the relevant transfer and, in the case of a transfer of part only of a holding of Tier 1 BCNs represented by one Certificate, a new Certificate in respect of the balance of the Tier 1 BCNs not transferred shall be issued to the transferor. In the case of a transfer of Tier 1 BCNs to a person who is already a Holder, a new Certificate representing the enlarged holding may be issued but only against surrender of the Certificate representing the existing holding of such person. All transfers of Tier 1 BCNs and entries on the Register will be made subject to the detailed regulations concerning transfers of Tier 1 BCNs scheduled to the Agency Agreement. The regulations may be changed by the Issuer, with the prior written approval of the Registrar. A copy of the current regulations will be made available by the Registrar to any Holder upon request.

(b)	Delivery of New Certificates

Each new Certificate to be issued pursuant to Condition 2(a) shall be available for delivery within three business days of receipt of the form of transfer and surrender of the relevant Certificate. Delivery of new Certificate(s) shall be made at the specified office of the Transfer Agent or of the Registrar (as the case may be) to whom delivery and surrender of such form of transfer and Certificate or, as the case may be, surrender of such Certificate, shall have been made or, at the option of the relevant Holder and as specified in the relevant form of transfer or otherwise in writing, be mailed by uninsured post at the risk of the Holder entitled to the new Certificate to such address as may be so specified, unless such Holder requests otherwise and pays in advance to the relevant Transfer Agent the costs of such other method of delivery and/or such insurance as it may specify. In this Condition 2(b), “business day” means a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the relevant Transfer Agent or the Registrar (as the case may be).

(c)	Transfers Free of Charge

Transfers of Tier 1 BCNs and the issue of new Certificates on transfer shall be effected without charge by or on behalf of the Issuer, the Registrar or any Transfer Agents, but upon payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may reasonably require).

(d)	Closed Periods

No Holder may require the transfer of a Tier 1 BCN to be registered (i) during the period of 7 days ending on the due date for redemption of the Tier 1 BCNs pursuant to Condition 8, (ii) during the period of 10 days prior to any Contingency Event Conversion Settlement Date or Viability Event Conversion Settlement Date in respect of, respectively, a Contingency Event Conversion or a Viability Event Conversion pursuant to Condition 7(a) or (iii) during the period of seven days ending on (and including) any Record Date.

(e)	Partial Redemption in Respect of Tier 1 BCNs

In the case of a partial redemption of a holding of Tier 1 BCNs represented by a single Certificate, a new Certificate shall be issued to the Holder to reflect the balance of the holding not redeemed. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent.

3	Status and Subordination of the Tier 1 BCNs

(a)	Status

The Tier 1 BCNs constitute direct, unsecured and subordinated obligations of the Issuer and rank pari passu and without any preference among themselves. The rights and claims of the Holders are subordinated as described in Condition 3(b).

(b)	Subordination

(i)
Subject as provided below, in the event of an order being made, or an effective resolution being passed, for the liquidation, dissolution or winding-up of the Issuer by reason of insolvency, bankruptcy or otherwise (except, in any such case, a solvent liquidation, dissolution or winding-up solely for the purposes of a reorganisation, reconstruction or amalgamation of the Issuer or the substitution in place of the Issuer of either a successor in business of the Issuer or CSG, the terms of which reorganisation, reconstruction, amalgamation or substitution (x) have previously been approved by an Extraordinary Resolution and (y) do not provide that the Tier 1 BCNs shall thereby become redeemable or repayable in accordance with these Conditions), the rights and claims of the Holders against the Issuer in respect of or arising under (including any damages awarded for breach of any obligation under) the Tier 1 BCNs shall, subject to any obligations which are mandatorily preferred by law, rank junior to the claims of all holders of unsubordinated obligations of the Issuer and all other subordinated obligations of the Issuer except subordinated obligations of the Issuer in respect of Tier 1 Instruments, at least pari passu with all subordinated obligations of the Issuer in respect of Tier 1 Instruments and senior to the claims of holders of all classes of share capital of the Issuer, provided that, if at any such time a Substitution Date has not occurred but an order has been made or an effective resolution has been passed for the liquidation or winding-up of CSG, any amount payable to Holders shall not exceed the amount per Tier 1 BCN that would be paid on a liquidation distribution out of the assets of CSG had the Tier 1 BCNs and any other obligations ranking pari passu with the Tier 1 BCNs ranked pari passu with Guarantor Parity Obligations (as defined in the Guarantee).

(ii)
On or after a Substitution Date, where CSG is the new issuer of the Tier 1 BCNs, in the event of an order being made, or an effective resolution being passed, for the liquidation or winding-up of CSG (except in any such case, a solvent liquidation or dissolution or winding-up solely for the purposes of a reorganisation, reconstruction or amalgamation of CSG or the substitution in place of CSG of a successor in business of CSG, the terms of which reorganisation, reconstruction, amalgamation or substitution (x) have previously been approved by an Extraordinary Resolution and (y) do not provide that the Tier 1 BCNs shall thereby become redeemable or repayable in accordance with these Conditions):

(a)
prior to the occurrence of a Contingency Event or a Viability Event, the claims of the Holders against CSG in respect of or arising under the Tier 1 BCNs shall rank (i) junior to all claims of CSG Priority Creditors, (ii) at least pari passu with CSG Parity Obligations and (iii) senior to the rights and claims of all holders of CSG Share Capital;

(b)
on and after the occurrence of a Contingency Event or a Viability Event, the rights and claims of Holders against CSG under the Tier 1 BCNs in respect of any Accrued Conversion Interest shall rank in the manner described in Condition 3(b)(ii)(a) above; or

(c)
on and after the occurrence of a Contingency Event or a Viability Event and an announcement that CSG is unable to create and issue the Ordinary Shares so as to fulfil the provisions of Conversion set forth in Condition 7(a), the claims of the Holders in respect of the delivery of Ordinary Shares in accordance with Condition 7 will convert to a monetary claim of such Holder against CSG to participate in the liquidation proceeds of CSG with a claim per Tier 1 BCN for a sum equal to that which holders of the number of Ordinary Shares into which such Tier 1 BCNs should have been converted at the then Conversion Price would receive out of the liquidation proceeds of CSG.

4	Guarantee

(a)	Guarantee and Status

Under the Guarantee, the Guarantor has irrevocably and unconditionally guaranteed the due and punctual payment of all principal, premium and interest and any other sums from time to time expressed to be payable by the Issuer in respect of the Tier 1 BCNs, the delivery of Ordinary Shares upon the occurrence of a Contingency Event Conversion or a Viability Event Conversion and the performance by the Issuer of its other obligations under the Tier 1 BCNs. The obligations of the Guarantor under the Guarantee constitute direct and unsecured obligations of the Guarantor, subordinated as described in Condition 4(b).

(b)	Subordination

The Guarantee provides that in the event of an order being made, or an effective resolution being passed, for the liquidation or winding-up of the Guarantor by reason of bankruptcy or otherwise (except, in any such case, a solvent liquidation or winding-up solely for the purposes of a reorganisation, reconstruction or amalgamation of CSG or the substitution in place of CSG of a successor in business of CSG, the terms of which reorganisation, reconstruction, amalgamation or substitution (x) have previously been approved by an Extraordinary Resolution and (y) do not provide that the Tier 1 BCNs shall thereby become redeemable or repayable in accordance with these Conditions), the rights and claims of the Holders against the Guarantor in respect of or arising under (including any damages awarded for breach of any obligation under) the Guarantee shall rank in the same manner as set out in Condition 3(b)(ii).

5	Set-off

Subject to applicable law and as provided for in Condition 7(a), no Holder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer in respect of, or arising under or in connection with, the Tier 1 BCNs, and each Holder shall, by virtue of his holding of any Tier 1 BCN, be deemed to have waived all such rights of set-off, compensation or retention. Notwithstanding the preceding sentence, if any of the amounts owing to any Holder by the Issuer in respect of, or arising under or in connection with the Tier 1 BCNs is discharged by set-off, such Holder shall, subject to applicable law, immediately pay an amount equal to the amount of such discharge to the Issuer (or, in the event of its liquidation, dissolution or winding-up, the liquidator of the Issuer) and, until such time as payment is made, shall hold an amount equal to such amount in trust for the Issuer (or the liquidator of the Issuer) and accordingly any such discharge shall be deemed not to have taken place.

6	Interest Calculations

(a)	Interest on Fixed Rate Tier 1 BCNs

Subject as provided in Condition 6(h), each Fixed Rate Tier 1 BCN bears interest on its principal amount from time to time from (and including) the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Fixed Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 6(f).

(b)	Interest on Floating Rate Tier 1 BCNs

(i)	Interest Payment Dates

Subject as provided in Condition 6(h), each Floating Rate Tier 1 BCN bears interest on its principal amount from time to time from (and including) the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Floating Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 6(f).

(ii)	Business Day Convention

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified in the relevant Pricing Schedule is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii)	Floating Rate of Interest for Floating Rate Tier 1 BCNs

The Floating Rate of Interest in respect of Floating Rate Tier 1 BCNs for each Interest Accrual Period shall be determined as provided herein:

(x)	The Floating Rate of Interest for each Interest Accrual Period will, subject as provided below, be either:

(1)	the offered quotation; or

(2)	if required pursuant to Condition 6(b)(iii)(y) below, the arithmetic mean of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time if the Reference Rate is LIBOR or Brussels time if the Reference Rate is EURIBOR) on the Interest Determination Date in question as determined by the Calculation Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean of such offered quotations.

If the Reference Rate from time to time in respect of Floating Rate Tier 1 BCNs is specified in the relevant Pricing Schedule as being other than LIBOR or EURIBOR, the Floating Rate of Interest in respect of such Tier 1 BCNs will be determined as provided in the relevant Pricing Schedule.

(y)
If the Relevant Screen Page is not available or if Condition 6(b)(iii)(x)(1) above applies and no such offered quotation appears on the Relevant Screen Page or if sub-paragraph (x)(2) above applies and fewer than three such offered quotations appear on the Relevant Screen Page, in each case as at the time specified above, subject as provided below, the Calculation Agent shall request, if the Reference Rate is LIBOR, the principal London office of each of the Reference Banks or, if the Reference Rate is EURIBOR, the principal Euro-zone office of each of the Reference Banks, to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Reference Rate if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Floating Rate of Interest for such Interest Accrual Period shall be the arithmetic mean of such offered quotations as determined by the Calculation Agent.

(z)
If Condition 6(b)(iii)(y) above applies and the Calculation Agent determines that fewer than two Reference Banks are providing offered quotations, subject as provided below, the Floating Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) as communicated to (and at the request of) the Calculation Agent by the Reference Banks, or any two or more of them, at which such banks were offered, if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the relevant Interest Determination Date, deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate by leading banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, or the arithmetic mean of the offered rates for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, at which, if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Issuer suitable for such purpose) informs the Calculation Agent it is quoting to leading banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Floating Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin or Maximum or Minimum Rate of Interest is to be applied to the relevant Interest Accrual Period from that which applied to the last preceding Interest Accrual Period, the Margin or Maximum or Minimum Rate of Interest relating to the relevant Interest Accrual Period, in place of the Margin or Maximum or Minimum Rate of Interest relating to that last preceding Interest Accrual Period).

(c)	Interest on Fixed/Floating Rate Tier 1 BCNs

Subject as provided in Condition 6(h), each Fixed/Floating Rate Tier 1 BCN bears interest on its principal amount from time to time from (and including) the Interest Commencement Date and during the Fixed Interest Rate Period at the rate per annum (expressed as a percentage) equal to the Fixed Rate of Interest, such interest being paid in arrear on each Interest Payment Date falling in the Fixed Interest Rate Period, and during the Floating Interest Rate Period at the rate per annum (expressed as a percentage) equal to the Floating Rate of Interest, such interest being paid in arrear on each Interest Payment Date falling in the Floating Rate Interest Period. The amount of interest payable shall be determined in accordance with Condition 6(f).

(d)	Accrual of Interest

(i)
Where a Tier 1 BCN is to be redeemed pursuant to Condition 8(c), 8(d) or 8(e), interest shall, subject as provided in Condition 6(h), accrue up to (but excluding) the due date for redemption, and shall cease to accrue on such Tier 1 BCN on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (both before and after judgment) at the relevant Rate of Interest from time to time in the manner provided in this Condition 6 to the Due Date.

(ii)
In the case of a Conversion in respect of the Tier 1 BCNs pursuant to Condition 7, interest shall, subject as provided in Condition 6(h), accrue on the principal amount of each Tier 1 BCN up to (but excluding) the date of the relevant Contingency Event Notice or, as the case may be, Viability Event Notice, and interest shall cease to accrue on each Tier 1 BCN with effect from the relevant Contingency Event Notice or, as the case may be, Viability Event Notice.

(e)	Margin, Maximum/Minimum Rates of Interest and Rounding

(i)
If any Margin is specified in the relevant Pricing Schedule (either (x) generally or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with Condition 6(b) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin, subject always to the next paragraph.

(ii)	If any Maximum or Minimum Rate of Interest is specified in the relevant Pricing Schedule, then any Rate of Interest shall be subject to such maximum or minimum, as the case may be.

(iii)
For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes “unit” means the lowest amount of such currency that is legal tender.

(f)	Calculations

The amount of interest payable per Calculation Amount in respect of any Tier 1 BCN for any Interest Accrual Period shall be calculated by reference to the Rate of Interest, the Calculation Amount specified in the relevant Pricing Schedule and the Day Count Fraction for such Interest Accrual Period, unless (as specified in the relevant Pricing Schedule) an Interest Amount (or a formula for its calculation) is applicable to such Interest Accrual Period, in which case the amount of interest payable per Calculation Amount in respect of such Tier 1 BCN for such Interest Accrual Period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable per Calculation Amount in respect of such Interest Period shall be the sum of the Interest Amounts payable in respect of each of those Interest Accrual Periods. In respect of any other period for which interest is required to be calculated, the provisions above shall apply save that the Day Count Fraction shall be applied to the period for which interest is required to be calculated.

(g)	Determination and Publication of Rates of Interest and Interest Amounts

The Calculation Agent shall, as soon as practicable on each Interest Determination Date, or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation under the Conditions, calculate such rate and calculate the Interest Amounts for the relevant Interest Accrual Period, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Accrual Period and the relevant Interest Payment Date to be notified to the Issuer, the Guarantor, each of the Paying and Conversion Agents, the Holders, any other Calculation Agent appointed in respect of the Tier 1 BCNs that is to make a further calculation upon receipt of such information and, if the Tier 1 BCNs are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 6(b)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended without notice in the event of an extension or shortening of the Interest Period. If there is a default in payment in respect of the Tier 1 BCNs as provided in Condition 12(a) and (b), the accrued interest and the Rate of Interest payable in respect of the Tier 1 BCNs shall nevertheless continue to be calculated in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(h)	Cancellation of Interest; Prohibited Interest

(i)
The Issuer may, at its discretion, elect to cancel all or part of any payment of interest which is otherwise scheduled to be paid on an Interest Payment Date by giving notice of such election to the Holders in accordance with Condition 17, and to the Principal Paying and Conversion Agent, not more than 30 nor less than 10 Business Days prior to the relevant Interest Payment Date. This Condition 6(h)(i) is without prejudice to the provisions of Condition 6(h)(ii) and Condition 6(h)(v).

(ii)	The Issuer shall be prohibited from making, in whole or in part, any payment of interest on the Tier 1 BCNs on the relevant Interest Payment Date to the extent that on such Interest Payment Date:

(a)
CSG has an amount of Distributable Profits which is less than the sum of the (i) aggregate amount of such interest payment and (ii) all other payments (other than redemption payments) made by CSG since the date of the Relevant Accounts (1) on the Tier 1 BCNs and (2) on or in respect of any Tier 1 Instruments or Tier 1 Shares, in each case, excluding any portion of such other payments already accounted for in determining the Distributable Profits and, in each case as necessary, translated into the Share Currency at the relevant Prevailing Rate on or around such Interest Payment Date; and/or

(b)	the Regulatory Condition is not satisfied or would not be satisfied if such interest payment were made.

The Issuer shall deliver a certificate signed by the Authorised Signatories to the Principal Paying and Conversion Agent and shall give notice, in accordance with Condition 17, to the Holders in each case as soon as practicable following any determination that interest is required to be cancelled pursuant to this Condition 6(h)(ii) or, where no such prior determination is made, promptly following any Interest Payment Date on which interest was scheduled to be paid if such interest is being cancelled in accordance with this Condition 6(h)(ii), to such effect setting out brief details as to the amount of interest being cancelled and the reason therefor.

As used herein:

“Distributable Profits” means, in respect of any Interest Payment Date, the aggregate of (i) net profits carried forward and (ii) freely available reserves (other than reserves for own shares), in each case, less any amounts that must be contributed to legal reserves under applicable law, all as appearing in the Relevant Accounts.

“Regulatory Condition” means that CSG, on a consolidated (Finanzgruppe) basis, is, and will be immediately after payment, in compliance with all applicable capital adequacy requirements of the National Regulations.

“Relevant Accounts” means, in respect of any Interest Payment Date, the audited unconsolidated financial statements of CSG for the financial year ended immediately prior to such Interest Payment Date and for which a set of such financial statements has been published.

(iii)
If, on any Interest Payment Date, any payment of interest scheduled to be made on such date is not made in full by reason of Condition 6(h)(i) (such amount not paid, being “Pending Interest”) or by reason of Condition 6(h)(ii),

(a)
the Issuer shall procure that CSG shall not, directly or indirectly, resolve, or recommend to the Shareholders, that any distribution or dividend in cash or in kind (other than in the form of Ordinary Shares) be paid or made on any Ordinary Shares; and

(b)
the Issuer shall procure that CSG shall not, directly or indirectly, redeem, purchase or otherwise acquire any Ordinary Shares other than in relation to (1) transactions in securities effected by or for the account of customers of CSG or any of its Subsidiaries or in connection with the distribution or trading of, or market making in respect of Ordinary Shares securities; (2) the satisfaction by CSG or any of its Subsidiaries of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants; (3) a reclassification of the capital stock of CSG or any of its Subsidiaries or the exchange or conversion of one class or series of such capital stock for another class or series of such capital stock; or (4) the purchase of fractional interests in shares of the capital stock of CSG or any of its majority-owned subsidiaries pursuant to the provisions of any security being converted into or exchanged for such capital stock, in each case unless or until (x) the interest payment due and payable on the Tier 1 BCNs on any subsequent Interest Payment Date has been paid in full (or an amount equal to the same has been paid in full to a designated third party trust account for the benefit of the Holders prior to payment by the trustee thereof to the Holders on such subsequent Interest Payment Date) or, if earlier, (y) the date on which the Tier 1 BCNs have been redeemed in accordance with Condition 8 or converted in accordance with Condition 7. CSG has undertaken in similar terms in the Guarantee.

(iv)
Payments of interest on the Tier 1 BCNs are not cumulative. Notwithstanding any other provision in these Conditions but without prejudice to Condition 6(h)(v), the cancellation or non-payment of any interest payment by virtue of this Condition 6(h) shall not constitute a default for any purpose (including, without limitation, Condition 12(a) and (b)) on the part of the Issuer. Any interest payment not paid by virtue of this Condition 6(h) shall not accumulate or be payable at any time thereafter, and Holders shall have no right thereto.

(v)
Notwithstanding any other provision in these Conditions, if the ordinary shareholders of CSG resolve to make or pay a distribution or dividend in cash or in kind (other than in the form of Ordinary Shares) on the Ordinary Shares in respect of a financial year or other specified period during which there has arisen any Pending Interest, the Issuer shall, subject as provided below, pay to the Holders, within 5 Business Days of such distribution or dividend being paid or made, an amount equal to the aggregate amount of all Pending Interest which has arisen during such financial year or other specified period. If the Shareholders do not resolve to make or pay a distribution or dividend on the Ordinary Shares as described in this Condition 6(h)(v), no amount shall be payable under this Condition 6(h)(v).

(i)	Definitions

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

“Business Day” means:

(i)
in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency; and/or

(ii)	in the case of euro, a day on which the TARGET system is operating (a “TARGET Business Day”); and/or

(iii)
in the case of a currency and/or one or more Business Centres specified in the relevant Pricing Schedule a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in such Business Centre(s) or, if no currency is indicated, generally in each of such Business Centres.

“Day Count Fraction” means, in respect of the calculation of an amount of interest on any Tier 1 BCN for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period or an Interest Accrual Period, the “Calculation Period”):

(i)
if “Actual/Actual” or “Actual/Actual – ISDA” is specified in the relevant Pricing Schedule, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii)	if “Actual/365 (Fixed)” is specified in the relevant Pricing Schedule, the actual number of days in the Calculation Period divided by 365;

(iii)	if “Actual/360” is specified in the relevant Pricing Schedule, the actual number of days in the Calculation Period divided by 360;

(iv)	if “Actual/Actual-ICMA” is specified in the relevant Pricing Schedule,

(a)
if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b)	if the Calculation Period is longer than one Determination Period, the sum of:

(x)
the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y)
the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year, where:

“Determination Date” means the date(s) specified as such in the relevant Pricing Schedule or, if none is so specified, the Interest Payment Date(s); and

“Determination Period” means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

(v)	if “30/360”, “360/360” or “Bond Basis” is specified in the relevant Pricing Schedule, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

“Euro-zone” means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended.

“Fixed Interest Rate Period” means the period specified as such in the relevant Pricing Schedule.

“Fixed Rate of Interest” means the rate of interest payable from time to time in respect of a Fixed Rate Tier 1 BCN or during the Fixed Interest Rate Period in respect of a Fixed/Floating Rate Tier 1 BCN and that is either specified in the relevant Pricing Schedule or calculated in accordance with the provisions in the relevant Pricing Schedule.

“Floating Interest Rate Period” means the period specified as such in the relevant Pricing Schedule.

“Floating Rate of Interest” means the rate of interest payable from time to time in respect of a Floating Rate Tier 1 BCN or during the Floating Interest Rate Period in respect of a Fixed/Floating Rate Tier 1 BCN and that is either specified in the relevant Pricing Schedule or calculated in accordance with the provisions in the relevant Pricing Schedule.

“Interest Accrual Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

“Interest Amount” means:

(i)
in respect of an Interest Accrual Period, the amount of interest payable per Calculation Amount for that Interest Accrual Period and which, in the case of Fixed Rate Tier 1 BCNs, and unless otherwise specified in the relevant Pricing Schedule, shall mean the Fixed Coupon Amount or Broken Amount specified in the relevant Pricing Schedule as being payable on the Interest Payment Date ending in the Interest Period of which such Interest Accrual Period forms part; and

(ii)	in respect of any other period, the amount of interest payable per Calculation Amount for that period.

“Interest Commencement Date” means the Issue Date specified in the relevant Pricing Schedule or such other date as may be specified in the relevant Pricing Schedule.

“Interest Determination Date” means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Schedule or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

“Interest Payment Date” means, in respect of the Tier 1 BCNs, the date or dates specified as such, or determined as provided, in the relevant Pricing Schedule.

“Interest Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date or, if earlier, any date fixed for redemption or the date on which the Contingency Event Notice or the Viability Event Notice is published (if any).

“Interest Period Date” means each Interest Payment Date unless otherwise specified in the relevant Pricing Schedule.

“Rate of Interest” means the Fixed Rate of Interest and/or Floating Rate of Interest, as the case may be.

“Reference Banks” means, in the case of a determination of LIBOR, the principal London office of four major banks in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of four major banks in the Euro-zone inter-bank market, in each case selected by the Calculation Agent or as specified in the relevant Pricing Schedule.

“Reference Rate” means the rate specified as such in the relevant Pricing Schedule.

“Relevant Screen Page” means such page, section, caption, column or other part of a particular information service as may be specified in the relevant Pricing Schedule.

“Specified Currency” means the currency in which the Tier 1 BCNs are denominated.

“TARGET System” means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System which was launched on 19 November 2007 or any successor thereto.

(j)	Calculation Agent

The Issuer shall procure that there shall at all times be one or more Calculation Agents if provision is made for them in the relevant Pricing Schedule and for so long as any Tier 1 BCN is outstanding. Where more than one Calculation Agent is appointed in respect of the Tier 1 BCNs, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Accrual Period or to calculate any Interest Amount, as the case may be, or to comply with any other requirement, the Issuer shall appoint a leading bank or financial institution engaged in the inter-bank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

7	Conversion

(a)	Conversion upon a Contingency Event or a Viability Event

(i)
If a Contingency Event occurs at any time while the Tier 1 BCNs are outstanding, each Tier 1 BCN shall, subject to and as provided in this Condition 7, be redeemed and settled (the “Contingency Event Conversion”) by the delivery of new fully paid Ordinary Shares to the Settlement Shares Depository on behalf of the Holders on the date specified therefor in the Contingency Event Notice, which shall be no more than 20 Business Days following the occurrence of the Contingency Event (the “Contingency Event Conversion Settlement Date”). Subject to Condition 7(c), receipt by the Settlement Shares Depository of the Ordinary Shares shall be a good and complete discharge of the Issuer’s obligations in respect of the Tier 1 BCNs and those of the Guarantor under the Guarantee.

“Contingency Event” means that the Issuer or CSG has given a Contingency Event Notice.

“Contingency Event Notice” means the notice that the Issuer or CSG shall give to the Holders in accordance with Condition 17 stating that (i) the Capital Ratio is below the Threshold Ratio, in each case as at the date of the financial statements contained in the Quarterly Financial Report published on, or most recently prior to, the date of the Contingency Event Notice and (ii) a Contingency Event Conversion will take place.

The Issuer or CSG shall give any such Contingency Event Notice no later than the fifth Business Day after the date of publication of the relevant Quarterly Financial Report and shall deliver to the Principal Paying and Conversion Agent a notice stating the terms of the consequent Contingency Event Conversion.

The Contingency Event Notice shall specify the circumstances giving rise to the Contingency Event, the Conversion Price and the Contingency Event Conversion Settlement Date and details of the arrangement for the settlement of the Contingency Event Conversion, including whether or not there is to be a Settlement Shares Offer.

No Contingency Event Notice shall be given, and no Contingency Event Conversion shall therefore occur, if, notwithstanding the Capital Ratio being below the Threshold Ratio as contemplated pursuant to limb (i) of the definition of Contingency Event Notice, either (a)  the Regulator, at the request of CSG, has agreed on or prior to the publication of the relevant Quarterly Financial Report that a Contingency Event Conversion shall not occur because it is satisfied that actions, circumstances or events have had, or imminently will have, the effect of restoring the Capital Ratio to a level above the Threshold Ratio that the Regulator and CSG deem, in their absolute discretion, to be adequate at such time or (b) at the relevant time, a Basel III Implementation Event applies.

“Basel III Implementation Event” shall apply only in respect of a Transition  Date and if (i) on such Transition Date the Core Tier 1 Ratio is above the Threshold Ratio and (ii) on or before such Transition Date CSG and the Regulator have agreed that in their opinion a substantial difference exists between the provisions relating to Common Equity Tier 1 Capital contained in (x) the BIS Regulations prevailing on such Transition Date and (y) the Basel III Document had it applied on such Transition Date, which substantial difference  has the effect that, as at such Transition Date, the CET1 Amount calculated pursuant to BIS Regulations is materially less than the CET1 Amount as would have been calculated in accordance with the Basel III Document.

“Transition Date” means any of the three dates of the financial statements contained in the three successive Quarterly Financial Reports arising on or immediately following the Basel III Regulations Date.

(ii)
If a Viability Event occurs at any time while the Tier 1 BCNs are outstanding, each Tier 1 BCN shall, subject to and as provided in this Condition 7, be redeemed and settled (the “Viability Event Conversion”) by the delivery of new fully paid Ordinary Shares to the Settlement Shares Depository on behalf of the Holders on the date specified therefor in the Viability Event Notice, which date shall be no more than 20 Business Days following the occurrence of the Viability Event (the “Viability Event Conversion Settlement Date”). Subject to Condition 7(c), receipt by the Settlement Shares Depository of the Ordinary Shares shall be a good and complete discharge of the Issuer’s obligations in respect of the Tier 1 BCNs and those of the Guarantor under the Guarantee.

“Viability Event” means that:

(a)
the Regulator has notified CSG that it has determined that Conversion of the Tier 1 BCNs, together with the conversion or write off of holders’ claims in respect of any other Buffer Capital Instruments, Tier 1 Instruments and Tier 2 Instruments that, pursuant to their terms or by operation of law, are capable of being converted into equity or written off at that time, is, because customary measures to improve CSG’s capital adequacy are at the time inadequate or unfeasible, an essential requirement to prevent CSG from becoming insolvent, bankrupt or unable to pay a material part of its debts as they fall due, or from ceasing to carry on its business; or

(b)
customary measures to improve CSG’s capital adequacy being at the time inadequate or unfeasible, CSG has received an irrevocable commitment of extraordinary support from the Public Sector (beyond customary transactions and arrangements in the ordinary course) that has, or imminently will have, the effect of improving CSG's capital adequacy and without which, in the determination of the Regulator, CSG would have become insolvent, bankrupt, unable to pay a material part of its debts as they fall due or unable to carry on its business; or

(c)
the Capital Ratio contained in any Interim Capital Report is below five per cent. and as a consequence the conversion into equity or write off of any or all Progressive Capital Instruments in issue at such time occurs or, in the determination of the Regulator, would have occurred but for Conversion of the Tier 1 BCNs and the conversion or write off of all other Buffer Capital Instruments that, pursuant to their terms or by operation of law, are capable of being converted into equity or written off at that time.

“Interim Capital Report” means, in respect of an Interim Report Date, a report based on the financial accounts of CSG and the Group containing, inter alia, the Capital Ratio as at such Interim Report Date prepared by CSG in respect of the Tier 1 BCNs and any Progressive Capital Instruments in issue upon request of the Regulator and with respect to which the Auditor has performed procedures in accordance with the International Standard on Related Services applicable to agreed-upon procedures engagements.

“Interim Report Date” means the date as at which the financial accounts and the Capital Ratio set out in an Interim Capital Report have been prepared.

“Progressive Capital Instruments” means, at any time, any or all securities or other instruments issued by CSG or a member of the Group, as the case may be, that are, at such time, eligible to be treated as Progressive Component Capital (excluding, for the avoidance of doubt, Common Equity Tier 1 Capital and any Buffer Capital Instruments).

“Progressive Component Capital” means, at any time, any or all items that are eligible to be treated as progressive component capital (progressive Komponente) pursuant to National Regulations at that time implementing the Swiss draft ordinance concerning capital adequacy and risk diversification for banks and securities traders (in its version of 5 December 2011) in relation to the revised Swiss Banking Act concerning “too big to fail”, which shall, if entered into force, be applicable to CSG.

“Public Sector” means the federal or central government or central bank in CSG's country of incorporation.

“Viability Event Notice” means the notice that the Issuer or CSG shall give to the Holders stating that a Viability Event has occurred, which notice shall be given, in accordance with Condition 17, no later than three Business Days after the occurrence of a Viability Event.

The Viability Event Notice shall specify the circumstances giving rise to the Viability Event (including where the circumstances giving rise to the relevant Viability Event are as described in paragraph (c) of the definition of Viability Event, all relevant details from the relevant Interim Capital Report), the Conversion Price and the Viability Event Conversion Settlement Date and details of the arrangements for the settlement of the Viability Event Conversion.

(iii)	If a Contingency Event or Viability Event occurs, the Tier 1 BCNs will be converted in whole and not in part as provided in accordance with Condition 7(a).

(iv)	The Tier 1 BCNs are not convertible into Ordinary Shares at the option of Holders at any time and are not redeemable in cash as a result of a Contingency Event or a Viability Event.

(v)
Prior to giving the Contingency Event Notice or the Viability Event Notice, the Issuer shall deliver to the Principal Paying and Conversion Agent a certificate signed by two Authorised Signatories of CSG stating that the Contingency Event or, as the case may be, the Viability Event has occurred, and such certificate will be conclusive and binding on the Holders.

(vi)
If a Takeover Event shall occur that is a Qualifying Takeover Event, then, where the relevant Conversion Date falls on or after the New Conversion Condition Effective Date (as defined below), each Tier 1 BCN shall, upon the occurrence of the Contingency Event or, as the case may be, the Viability Event, subject to and as provided in this Condition 7(a) and Condition 7(j), be converted into Approved Entity Shares (as defined below) of the Approved Entity (as defined below).

(b)	Recourse for Ordinary Shares

Holders shall have recourse only to the Issuer or, in accordance with and under the provisions of the Guarantee, CSG for the issue and delivery of Ordinary Shares to the Settlement Shares Depository pursuant to these Conditions. After such delivery to the Settlement Shares Depository, Holders shall have recourse only to the Settlement Shares Depository for the delivery to them of such Ordinary Shares or, in the circumstances described in Condition 7(m), any cash amounts to which such Holders are entitled under Condition 7(m).

(c)	Accrued Conversion Interest

(i)	Upon Conversion, the Issuer shall, or shall procure that CSG shall, pay to the Holders the Accrued Conversion Interest (if any) in respect of the Tier 1 BCNs on the relevant Conversion Date.

(ii)
Payment of any Accrued Conversion Interest will be made by transfer to an account with a bank in the principal financial centre of the Specified Currency or, in the case of a payment in euro, to an account with a bank in a city in which banks have access to the TARGET System, as specified in the relevant Delivery Notice or, as the case may be, as provided below.

(iii)
If, in the case of a Conversion, a Delivery Notice and the Certificate representing the relevant Tier 1 BCNs are not delivered to the Principal Paying and Conversion Agent on or before the Notice Cut-off Date as required in Condition 7(m) or otherwise, the relevant Delivery Notice shall be treated as null and void and any Accrued Conversion Interest in respect of the relevant Tier 1 BCNs which is due to be paid on the Conversion Date shall be paid on the relevant Conversion Date to the Principal Paying and Conversion Agent for distribution to the relevant Holders in accordance with Condition 9.

(d)	Conversion Price

As at the date on which the Contingency Event Notice or, as the case may be, the Viability Event Notice is published, each Holder shall be deemed to have accepted (i) the conversion of its holding of Tier 1 BCNs into Ordinary Shares at the Conversion Price provided for herein and that the Share Delivery Agent shall effect such conversion on their behalf, and (ii) in case of a Conversion occurring on or after the Substitution Date, that its obligation to pay in the Ordinary Shares to be issued shall be set off against a right to repayment of the principal amount upon redemption of the Tier 1 BCNs. Such Ordinary Shares shall be paid up and issued on the Share Creation Date whereupon the Holders shall cease as a matter of Swiss law to be treated for all purposes under Swiss law as Holders and shall instead as of such date be treated for all purposes under Swiss law as Shareholders.

The Issuer, with the assistance of the Share Delivery Agent, shall procure that CSG shall issue or deliver such number of Ordinary Shares to the Settlement Shares Depository on the Conversion Date in respect of each Tier 1 BCN as is determined by dividing the principal amount of a Tier 1 BCN by the Conversion Price in effect on the relevant Conversion Date.

“Conversion Price” means, (i) at any time when the Ordinary Shares are admitted to trading on a Recognised Stock Exchange, in respect of any Conversion Date, the greatest of:

(a)
the Reference Market Price of an Ordinary Share on the fifth Zurich Business Day prior to the date of the relevant Contingency Event Notice or, as the case may be, the Viability Event Notice translated, if necessary, into the Specified Currency at the Exchange Rate;

(b)	the Floor Price on the fifth Zurich Business Day prior to the date of the Contingency Event Notice or, as the case may be, the Viability Event Notice; and

(c)	the nominal value of each Ordinary Share on the Share Creation Date (being, at the Issue Date, CHF 0.04) translated, if necessary, into the Specified Currency at the Adjusted Exchange Rate,

or, (ii) without prejudice to Condition 7(j), at any time when the Ordinary Shares are not admitted to trading on a Recognised Stock Exchange by reason of a Non-Qualifying Takeover Event or otherwise, the greater of (b) and (c) above.

“Reference Market Price” means, in respect of an Ordinary Share at a particular date, the average of the daily VWAP of an Ordinary Share on each of the 5 consecutive dealing days ending on the dealing day immediately preceding such date (the “Reference Period”); provided that, if at any time during the Reference Period the VWAP shall have been based on a price ex-Dividend (or ex- any other entitlement) and during some other part of that Reference Period the VWAP shall have been based on a price cum-Dividend (or cum- any other entitlement), then:

(i)
if the Ordinary Shares to be issued or delivered (if applicable) do not rank for the Dividend (or entitlement) in question, the VWAP on the dates on which the Ordinary Shares shall have been based on a price cum-Dividend (or cum- any other entitlement) shall, for the purposes of this definition, be deemed to be the amount thereof reduced by an amount equal to the fair market value (as determined by an Independent Financial Adviser) of any such Dividend or entitlement per Ordinary Share as at the date of first public announcement relating to such Dividend or entitlement; or

(ii)
if the Ordinary Shares to be issued or delivered (if applicable) do rank for the Dividend (or entitlement) in question, the VWAP on the dates on which the Ordinary Shares shall have been based on a price ex-Dividend (or ex- any other entitlement) shall, for the purposes of this definition, be deemed to be the amount thereof increased by an amount equal to the fair market value (as determined by an Independent Financial Adviser) of any such Dividend or entitlement per Ordinary Share as at the date of first public announcement relating to such Dividend or entitlement, and provided further that, if on each of the 5 dealing days in the Reference Period the VWAP shall have been based on a price cum-Dividend (or cum- any other entitlement) in respect of a Dividend (or other entitlement) which has been declared or announced but the Ordinary Shares to be issued or delivered do not rank for that Dividend (or other entitlement), the VWAP on each of such dates shall, for the purposes of this definition, be deemed to be the amount thereof reduced by an amount equal to the fair market value (as determined by an Independent Financial Adviser) of any such Dividend or entitlement per Ordinary Share as at the date of first public announcement relating to such Dividend or entitlement, and provided further that, if the VWAP of an Ordinary Share is not available on one or more of the 5 dealing days in the Reference Period (disregarding for this purpose the proviso to the definition of VWAP), then the average of such VWAPs which are available in the Reference Period shall be used (subject to a minimum of two such prices) and if only one, or no, such VWAP is available in the Reference Period, the Reference Market Price shall be determined in good faith by an Independent Financial Adviser appointed in good faith by the Issuer.

“VWAP” means, in respect of an Ordinary Share on any dealing day, the order book volume-weighted average sale price in the Share Currency of an Ordinary Share (rounded to the nearest second decimal place) published by or derived from the relevant Bloomberg page or such other source as shall be determined in good faith to be appropriate by an Independent Financial Adviser on such dealing day, provided that if on any such dealing day such price is not available or cannot otherwise be determined as provided above, the VWAP, in respect of such dealing day shall be the VWAP, determined as provided above, on the immediately preceding dealing day on which the same can be so determined or determined as an Independent Financial Adviser might otherwise determine in good faith to be appropriate.

The initial Floor Price per Ordinary Share in respect of the Tier 1 BCNs is specified in the relevant Pricing Schedule. The Floor Price is subject to adjustment in the circumstances described in Condition 7(e) below.

Following Conversion, there is no provision for the reconversion of such Ordinary Shares following the relevant Share Creation Date back into Tier 1 BCNs.

(e)	Adjustments to the Floor Price

Upon the happening of any of the events described below, the Floor Price shall be adjusted as follows:

(i)
If and whenever there shall be a consolidation, reclassification or subdivision affecting the number of Ordinary Shares, the Floor Price shall be adjusted by multiplying the Floor Price in force immediately prior to such consolidation, reclassification or subdivision by the following fraction:

 A
B

where:

A	is the aggregate number of Ordinary Shares in issue immediately before such consolidation, reclassification or subdivision, as the case may be; and

B	is the aggregate number of Ordinary Shares in issue immediately after, and as a result of, such consolidation, reclassification or subdivision, as the case may be.

Such adjustment shall become effective on the date the consolidation, reclassification or subdivision, as the case may be, takes effect.

(ii)
If and whenever CSG shall issue any fully paid Ordinary Shares to the Shareholders by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than (1) where any such Ordinary Shares are or are to be issued instead of the whole or part of a Dividend in cash which the Shareholders would or could otherwise have elected to receive, (2) where the Shareholders may elect to receive a Dividend in cash in lieu of such Ordinary Shares or (3) where any such Ordinary Shares are or are expressed to be issued in lieu of a Dividend (whether or not a cash Dividend equivalent or amount is announced or would otherwise be payable to Shareholders, whether at their election or otherwise), the Floor Price shall be adjusted by multiplying the Floor Price in force immediately prior to such issue by the following fraction:

 A
B

where:

A	is the aggregate number of Ordinary Shares in issue immediately before such issue; and

B	is the aggregate number of Ordinary Shares in issue immediately after such issue.

Such adjustment shall become effective on the date of issue of such Ordinary Shares.

(iii)
If and whenever any Capital Distribution shall be made or paid to Shareholders, the Floor Price shall be adjusted by multiplying the Floor Price in force immediately prior to the Effective Date by the following fraction:

A - B
A

A
is the Volume Weighted Average Price of one Ordinary Share on whichever is the earlier of (x) the last dealing day preceding the Effective Date or (y) the dealing day when the amount of the relevant Dividend is announced, or, if the day on which the amount of the relevant Dividend is announced is not a dealing day, the next following dealing day; and

B
is the portion of the Fair Market Value of the aggregate Capital Distribution attributable to one Ordinary Share, with such portion being determined by dividing the Fair Market Value of the aggregate Capital Distribution on the Effective Date by the number of Ordinary Shares entitled to receive the relevant Dividend (or, in the case of a purchase, redemption or buy back of Ordinary Shares or any depositary or other receipts or certificates representing Ordinary Shares by or on behalf of CSG or any Subsidiary of CSG, by the number of Ordinary Shares in issue immediately following such purchase, redemption or buy back, and treating as not being in issue any Ordinary Shares, or any Ordinary Shares represented by depositary or other receipts or certificates, purchased, redeemed or bought back).

Such adjustment shall become effective on the Effective Date or, if later, the first date upon which the Fair Market Value of the relevant Capital Distribution is capable of being determined as provided herein.

“Capital Distribution” means:

(a)
any Dividend which is expressed by CSG or declared by the Board of Directors of CSG to be a capital distribution, extraordinary dividend, extraordinary distribution, special dividend, special distribution or return of value to shareholders of CSG or any analogous or similar term, in which case the Capital Distribution shall be the Fair Market Value of such Dividend; or

(b)	any Non-Cash Dividend; or

(c)	any Cash Dividend (the “Relevant Dividend”) paid or made in respect of a fiscal year of CSG (the “Relevant Fiscal Year”) if the sum of:

(i)	the Fair Market Value of the Relevant Dividend per Ordinary Share; and

(ii)
the aggregate of the Fair Market Value per Ordinary Share of any other Cash Dividend or Cash Dividends per Ordinary Share paid or made in respect of the Relevant Fiscal Year (disregarding for such purpose any amount previously determined to be a Capital Distribution in respect of the Relevant Fiscal Year), such sum being the “Current Year’s Dividends”, exceeds the Reference Amount, and in such case the amount of the relevant Capital Distribution shall be the lesser of (i) the amount by which the Current Year’s Dividends exceeds the Reference Amount and (ii) the Fair Market Value of the Relevant Dividend.

“Effective Date” means, in respect of this 7(e)(iii), the first date on which the Ordinary Shares are traded ex-the relevant Dividend on the Primary Stock Exchange or, in the case of a purchase, redemption or buy back of Ordinary Shares or any depositary or other receipts or certificates representing Ordinary Shares, the date on which such purchase, redemption or buy back is made or, in the case of a Spin-Off, on the first date on which the Ordinary Shares are traded ex-the relevant Spin-Off on the Primary Stock Exchange.

“Reference Amount” means 5 per cent. of the average of the Volume Weighted Average Price of an Ordinary Share on each dealing day in the period of 5 consecutive dealing days ending on the dealing day immediately preceding the date of first public announcement of the relevant Dividend provided that if on any such dealing day the Volume Weighted Average Price shall have been based on a price cum-Dividend or cum-any other entitlement, the Volume Weighted Average Price of an Ordinary Share on such dealing day shall be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or other entitlement per Ordinary Share as at the date of first public announcement of the relevant Dividend or entitlement (or, in any such case, the first date upon which the Fair Market Value can be determined).

“Non-Cash Dividend” means any Dividend which is not a Cash Dividend, and shall include a Spin-Off.

“Cash Dividend” means (i) any Dividend which is to be paid or made in cash (in whatever currency), but other than falling within paragraph (ii) of the definition of “Spin-Off” and (ii) any Dividend determined to be a Cash Dividend pursuant to paragraph (i) of the definition of “Dividend”, and for the avoidance of doubt, a Dividend falling within paragraph (iii) or (iv) of the definition of “Dividend” shall be treated as being a Non-Cash Dividend.

For the purposes of the above, Fair Market Value shall (subject as provided in paragraph (a) of the definition of “Dividend” and in the definition of “Fair Market Value”) be determined as at the Effective Date.

In making any calculations for the purposes of this Condition 7(e)(iii), such adjustments (if any) shall be made as an Independent Financial Adviser may determine in good faith to be appropriate to reflect (i) any consolidation or sub-division of any Ordinary Shares or the issue of Ordinary Shares by way of capitalisation of profits or reserves (or any like or similar event) or any increase in the number of Ordinary Shares in issue in relation to the fiscal year of CSG in question, or (ii) any change in the fiscal year of CSG, or (iii) any adjustment to the Floor Price made in the fiscal year of CSG in question.

(iv)
If and whenever CSG shall issue Ordinary Shares to Shareholders as a class by way of rights at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the Effective Date, the Floor Price shall be adjusted by multiplying the Floor Price in force immediately prior to the Effective Date by the following fraction:

 A + B
A + C

where:

A	is the number of Ordinary Shares in issue on the Effective Date;

B
is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares issued by way of rights would purchase at such Current Market Price per Ordinary Share on the Effective Date; and

C	is the number of Ordinary Shares to be issued.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this Condition 7(e)(iv), the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the Primary Stock Exchange.

(v)
If and whenever CSG shall issue any Securities (other than Ordinary Shares) to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase any Securities (including options, warrants or other rights to subscribe for or purchase Ordinary Shares), the Floor Price shall be adjusted by multiplying the Floor Price in force immediately prior to the Effective Date by the following fraction:

 A – B
A

where:

A	is the Volume Weighted Average Price of one Ordinary Share on the last dealing day preceding the Effective Date; and

B	is the Fair Market Value on the Effective Date of the portion of the rights attributable to one Ordinary Share.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this Condition 7(e)(v), the first date on which the Ordinary Shares are traded ex- the relevant Securities or ex-rights, ex-options or ex-warrants on the Primary Stock Exchange.

(vi)
If and whenever CSG shall issue (otherwise than as mentioned in Condition 7(e)(iv) above) wholly for cash or for no consideration any Ordinary Shares (other than Ordinary Shares issued on conversion of the Tier 1 BCNs or on the exercise of any rights of conversion into, or exchange or subscription for or purchase of, Ordinary Shares) or issue or grant (otherwise than as mentioned in  Condition 7(e)(iv) above) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase any Ordinary Shares (other than the Tier 1 BCNs, which term shall for this purpose include any Further Tier 1 BCNs), in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the date of the first public announcement of the terms of such issue or grant, the Floor Price shall be adjusted by multiplying the Floor Price in force immediately prior to the Effective Date by the following fraction:

 A + B
A + C
where:

A	is the number of Ordinary Shares in issue immediately before the issue of such Ordinary Shares or the grant of such options, warrants or rights;

B
is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the issue of such Ordinary Shares or, as the case may be, for the Ordinary Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per Ordinary Share; and

C
is the number of Ordinary Shares to be issued pursuant to such issue of such Ordinary Shares or, as the case may be, the maximum number of Ordinary Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this Condition 7(e)(vi), the date of issue of such Ordinary Shares or, as the case may be, the grant of such options, warrants or rights.

(vii)
If and whenever CSG or any Subsidiary of CSG or (at the direction or request of or pursuant to any arrangements with CSG or any Subsidiary of CSG) any other company, person or entity (otherwise than as mentioned in Conditions 7(e)(iv), 7(e)(v) or 7(e)(vi) above) shall issue wholly for cash or for no consideration any Securities (other than the Tier 1 BCNs which term shall for this purpose exclude any Further Tier 1 BCNs) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Ordinary Shares (or shall grant any such rights in respect of existing Securities so issued) or Securities which by their terms might be redesignated as Ordinary Shares, and the consideration per Ordinary Share receivable upon conversion, exchange, subscription or redesignation is less than 95 per cent. of the Current Market Price per Ordinary Share on the date of the first public announcement of the terms of issue of such securities (or the terms of such grant), the Floor Price shall be adjusted by multiplying the Floor Price in force immediately prior to the Effective Date by the following fraction:

 A + B
A + C
where:

A
is the number of Ordinary Shares in issue immediately before such issue or grant (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for Ordinary Shares which have been issued, purchased or acquired by CSG or any Subsidiary of CSG (or at the direction or request or pursuant to any arrangements with CSG or any Subsidiary of CSG) for the purposes of or in connection with such issue, less the number of such Ordinary Shares so issued, purchased or acquired);

B
is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to such Securities or, as the case may be, for the Ordinary Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Ordinary Share; and

C
is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such right of subscription attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Ordinary Shares which may be issued or arise from any such redesignation, provided that if at the time of issue of the relevant Securities or date of grant of such rights (as used in this Condition 7(e)(vii), the “Specified Date”) such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such Securities are redesignated or at such other time as may be provided), then for the purposes of this Condition 7(e)(vii), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.

Such adjustment shall become effective on the Effective Date.

(viii)
“Effective Date” means, in respect of this Condition 7(e)(vii), the date of issue of such Securities or, as the case may be, the grant of such rights. If and whenever CSG or any Subsidiary of CSG or (at the direction or request of or pursuant to any arrangements with CSG or any Subsidiary of CSG) any other company, person or entity shall offer any Securities in connection with which Shareholders as a class are entitled to participate in arrangements whereby such Securities may be acquired by them (except where the Floor Price falls to be adjusted under Conditions 7(e)(ii), (e)(iii), (e)(iv), (e)(vi) or (e)(vii) above (or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Ordinary Share on the relevant dealing day) or under Condition 7(e)(v) above), the Floor Price shall be adjusted by multiplying the Floor Price in force immediately before the Effective Date by the following fraction:

 A – B
A
where:

A	is the Current Market Price of one Ordinary Share on the Effective Date; and

B	is the Fair Market Value on the Effective Date of the portion of the relevant offer attributable to one Ordinary Share.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this Condition 7(e)(viii), the first date on which the Ordinary Shares are traded ex-rights on the Primary Stock Exchange.

(ix)
If the Issuer, in consultation with CSG, determines that a reduction to the Floor Price should be made for whatever reason, the Floor Price will be reduced (either generally or for a specified period as notified to Holders) in such manner and with effect from such date as the Issuer, in consultation with CSG, shall determine and notify to the Holders.

Notwithstanding the foregoing provisions:

(A)
where the events or circumstances giving rise to any adjustment pursuant to this Condition 7(e) have already resulted or will result in an adjustment to the Floor Price or where the events or circumstances giving rise to any adjustment arise by virtue of any other events or circumstances which have already given or will give rise to an adjustment to the Floor Price or where more than one event which gives rise to an adjustment to the Floor Price occurs within such a short period of time that, in the opinion of CSG, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be determined in good faith by an Independent Financial Adviser to be in its opinion appropriate to give the intended result;

(B)
such modification shall be made to the operation of this Tier 1 BCN as may be determined in good faith by an Independent Financial Adviser to be in its opinion appropriate (i) to ensure that an adjustment to the Floor Price or the economic effect thereof shall not be taken into account more than once and (ii) to ensure that the economic effect of a Dividend is not taken into account more than once;

(C)
for the avoidance of doubt, the issue of Ordinary Shares upon a Conversion or upon any conversion or exchange in respect of any other Securities or the exercise of any other options, warrants or other rights shall not result in an adjustment to the Floor Price; and

(D)
at any time when the Ordinary Shares are not admitted to trading on a Recognised Stock Exchange by reason of a Non-Qualifying Takeover Event or otherwise, the Floor Price shall be adjusted as provided above save that for the purposes thereof the Current Market Price of an Ordinary Share, the Volume Weighted Average Price of an Ordinary Share and the Effective Date shall be determined in good faith by an Independent Financial Adviser in such manner as it considers appropriate to ensure that an adjustment to the Floor Price is made which gives the intended same result as if the Ordinary Shares were so admitted to trading.

For the purpose of any calculation of the consideration receivable or price pursuant to Conditions 7(e)(iv), 7(e)(vi) and 7(e)(vii), the following provisions shall apply:

(1)	the aggregate consideration receivable or price for Ordinary Shares issued for cash shall be the amount of such cash;

(2)
(x) the aggregate consideration receivable or price for Ordinary Shares to be issued or otherwise made available upon the conversion or exchange of any Securities shall be deemed to be the consideration or price received or receivable for any such Securities and (y) the aggregate consideration receivable or price for Ordinary Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any Securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration or price received or receivable for such Securities or, as the case may be, for such options, warrants or rights which are attributed by CSG to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration or price is so attributed, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the relevant date of first public announcement referred to in Conditions 7(e)(vi) or 7(e)(vii), plus in the case of each of (x) and (y) above, the additional minimum consideration receivable or price (if any) upon the conversion or exchange of such Securities, or upon the exercise of such rights or subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (z) the consideration receivable or price per Ordinary Share upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such Securities or, as the case may be, upon the exercise of such options, warrants or rights shall be the aggregate consideration or price referred to in (x) or (y) above (as the case may be) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate;

(3)
if the consideration or price determined pursuant to (1) or (2) above (or any component thereof) shall be expressed in a currency other than the Share Currency, it shall be converted into the Share Currency at the Prevailing Rate on the relevant Effective Date (in the case of (1) above) or the relevant date of first public announcement (in the case of (2) above);

(4)
in determining the consideration or price pursuant to the above, no deduction shall be made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting, placing or management of the issue of the relevant Ordinary Shares or Securities or options, warrants or rights, or otherwise in connection therewith; and

(5)
the consideration or price shall be determined as provided above on the basis of the consideration or price received, receivable, paid or payable, regardless of whether all or part thereof is received, receivable, paid or payable by or to CSG or another entity.

(f)	Notice of Adjustments to the Floor Price

Notice of any adjustments to the Floor Price shall be given by the Issuer in accordance with Condition 17 to Holders promptly after the determination thereof.

The Floor Price shall not in any event be reduced to below the prevailing nominal value of the Ordinary Shares, translated into the Specified Currency at the Prevailing Rate at the Effective Date of such adjustment. The Issuer shall procure that CSG shall not take any action, and procure that no action is taken, that would otherwise result in an adjustment to the Floor Price to below such nominal value.

(g)	Decision of an Independent Financial Adviser

If any doubt shall arise as to whether an adjustment falls to be made to the Floor Price or the Conversion Price or as to the appropriate adjustment to the Floor Price or the Conversion Price, and following consultation between the Issuer and an Independent Financial Adviser, a written opinion of such Independent Financial Adviser in respect thereof shall be conclusive and binding on the Issuer and the Holders, save in the case of manifest error.

(h)	Share Option Schemes

No adjustment will be made to the Floor Price where Ordinary Shares or other Securities (including rights, warrants and options) are issued, offered, exercised, allotted, purchased, appropriated, modified or granted to, or for the benefit of, employees or former employees (including Directors holding or formerly holding executive office or the personal service company of any such person) or their spouses or relatives, in each case, of CSG or any of its Subsidiaries or any associated company or to a trustee or trustees to be held for the benefit of any such person, in any such case pursuant to any share or option scheme.

(i)	Rounding Down and Notice of Adjustment to the Floor Price

On any adjustment, the resultant Floor Price, if a number that is of more decimal places than the initial Floor Price, shall be rounded to such decimal place. No adjustment shall be made to the Floor Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Floor Price then in effect. Any adjustment not required to be made, and/or any amount by which the Floor Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time and/or, as the case may be, that the relevant rounding down had not been made.

(j)	Qualifying Takeover Event

(i)
If a Qualifying Takeover Event shall occur, the Tier 1 BCNs shall, where the Conversion Date falls on or after the New Conversion Condition Effective Date, be converted into Approved Entity Shares of the Approved Entity, mutatis mutandis as provided in accordance with this Condition 7, at a Conversion Price that shall be the New Conversion Price.

(ii)
The New Floor Price shall be subject to adjustment in the circumstances provided in this Condition 7 for the adjustment of the Floor Price (if necessary with such modifications and amendments as an Independent Financial Adviser acting in good faith shall determine to be appropriate) and the Issuer shall give notice to Holders of the New Floor Price and of any such modifications and amendments thereafter.

(iii)	In the case of a Qualifying Takeover Event:

(1)
the Issuer shall and will procure that the Guarantor shall, on or prior to the New Conversion Condition Effective Date, enter into such agreements and arrangements, which may include deeds supplemental to these Conditions, and such amendments and modifications to these Conditions and the Guarantee shall be made to ensure that, with effect from the New Conversion Condition Effective Date, the Tier 1 BCNs shall be convertible into, or exchangeable for, Approved Entity Shares of the Approved Entity, mutatis mutandis in accordance with, and subject to, this Condition 7 (as may be so supplemented, amended or modified) at the New Conversion Price;

(2)
the Issuer shall, where the Conversion Date falls on or after the New Conversion Condition Effective Date, procure the issue and/or delivery of the relevant number of Approved Entity Shares in the manner provided in this Condition 7, as may be amended or modified as provided above.

(iv)	Within 10 business days following the occurrence of a Takeover Event, the Issuer shall give notice thereof in accordance with Condition 17 to the Holders (a “Takeover Event Notice”).

The Takeover Event Notice shall specify:

(1)	the identity of the Acquiror;

(2)	whether the Takeover Event is a Qualifying Takeover Event or a Non-Qualifying Takeover Event;

(3)	in the case of a Qualifying Takeover Event, if determined at such time, the New Floor Price; and

(4)	if applicable, the New Conversion Condition Effective Date.

(v)	“Acquiror” means the person which, following a Takeover Event, controls CSG.

“Approved Entity” means a body corporate which, on the occurrence of the Takeover Event, has in issue Approved Entity Shares. On and after the date of a Qualifying Takeover Event, references to Ordinary Shares shall be read as references to Approved Entity Shares.

“Approved Entity Shares” means ordinary share capital of the Approved Entity that constitutes equity share capital or the equivalent (or depositary or other receipts representing the same) which is listed and admitted to trading on a Recognised Stock Exchange.

“EEA Regulated Market” means a market as defined by Article 4.1(14) of Directive 2004/39/EC of the European Parliament and of the Council on markets on financial instruments.

The “New Conversion Condition” shall be satisfied if, by not later than seven days following the occurrence of a Takeover Event where the Acquiror is an Approved Entity, the Issuer shall to the satisfaction of CSG and the Issuer have entered into arrangements with the Approved Entity which provide for delivery of Approved Entity Shares upon a Conversion of the Tier 1 BCNs on terms mutatis mutandis identical to the provisions of Condition 7.

“New Conversion Condition Effective Date” means the date with effect from which the New Conversion Condition shall have been satisfied.

“New Conversion Price” means, in respect of any Conversion Date falling on or after the New Conversion Condition Effective Date, the greater of:

(i)
the Reference Market Price of the Approved Entity Shares on the fifth Zurich Business Day prior to the date of the relevant Contingency Event Notice or Viability Event Notice (translated, if necessary, into the Specified Currency at the Prevailing Rate on the relevant Business Day) (and where references in the definition of “Reference Market Price” and “VWAP” to “Ordinary Shares” shall be construed as a reference to the Approved Entity Shares and in the definition of “dealing day”, reference to the “Primary Stock Exchange” shall be to the relevant Recognised Stock Exchange); and

(ii)
the New Floor Price on the fifth Zurich Business Day prior to such Contingency Event Notice or Viability Event Notice translated, if necessary, into the Specified Currency at the Prevailing Rate on such Business Day.

“New Floor Price” means the amount determined in accordance with the following formula:

NFP = EFPx	VWAPAES
VWAPOS

where:

NFP	is the New Floor Price.

EFP	is the Floor Price in effect on the dealing day immediately prior to the New Conversion Condition Effective Date.

VWAPAES
means the average of the Volume Weighted Average Price of the Approved Entity Shares (translated, if necessary, into the Specified Currency at the Prevailing Rate on the relevant dealing day) on each of the five dealing days ending on the dealing day prior to the closing date of the Takeover Event (and where references in the definition of “Volume Weighted Average Price” to “Ordinary Shares” shall be construed as a reference to the Approved Entity Shares and in the definition of “dealing day”, references to the “Primary Stock Exchange” shall be to the relevant Recognised Stock Exchange).

VWAPOS	is the average of the Volume Weighted Average Price of the Ordinary Shares on each of the five dealing days ending on the dealing day immediately prior to the closing date of the Takeover Event.

“Non-Qualifying Takeover Event” means a Takeover Event that is not a Qualifying Takeover Event.

“Qualifying Takeover Event” means a Takeover Event where:

(i)	the Acquiror is an Approved Entity; and

(ii)	the New Conversion Condition is satisfied.

“Recognised Stock Exchange” means an EEA Regulated Market or an exchange that is a member of the World Federation of Exchanges or another regulated, regularly operating, recognised stock exchange or securities market in Switzerland.

A “Takeover Event” shall occur if any person or persons acting in concert acquires control of CSG (other than as a result of an Exempt Reorganisation). For the purposes of the definition of “Takeover Event”, “control” means the acquisition or holding of legal or beneficial ownership of more than 95 per cent. of the issued Ordinary Shares of CSG and as a consequence thereof, the Ordinary Shares are no longer admitted to trading on any Recognised Stock Exchange, and “controlled” shall be construed accordingly.

(k)	Procedure for Settlement and Delivery of Ordinary Shares on Conversion

Ordinary Shares to be issued upon a Conversion in respect of the Tier 1 BCNs shall be delivered subject to and as provided below.

(l)	Fractions

Fractions of Ordinary Shares will not be issued or delivered pursuant to the Conditions upon a Conversion and no cash payment will be made in lieu thereof. However, if one or more Delivery Notices and relevant Certificates representing the Tier 1 BCNs are delivered not later than the Notice Cut-off Date such that the Ordinary Shares to be issued or delivered on Conversion of Tier 1 BCNs are to be registered in the same name, the number of Ordinary Shares to be issued or transferred and delivered in respect thereof shall be calculated on the basis of the aggregate principal amount of such Tier 1 BCNs to be converted and rounded down, if necessary, to the nearest whole number of Ordinary Shares.

Where Ordinary Shares are to be issued and delivered to the Selling Agent pursuant to Condition 7(m)(iv) below, the number of Ordinary Shares to be so issued and/or delivered shall be calculated on the basis of the aggregate principal amount of the Tier 1 BCNs to be converted in respect of which such issue or delivery is to be made and rounded down, if necessary, to the nearest whole number of Ordinary Shares.

(m)	Procedure for Delivery in respect of a Conversion

(i)
The Issuer, with the assistance of the Share Delivery Agent, shall procure that on or prior to the Conversion Date, CSG delivers to the Settlement Shares Depository such number of Ordinary Shares as is required to satisfy in full the Issuer’s obligation to deliver Ordinary Shares in respect of the Conversion of the aggregate amount of Tier 1 BCNs on the Conversion Date. Receipt by the Settlement Shares Depository of such Ordinary Shares shall be a good and complete discharge of the Issuer’s and CSG’s obligations in respect of the Tier 1 BCNs.

(ii)
In order to obtain delivery of the relevant Ordinary Shares upon a Conversion from the Settlement Shares Depository, the relevant Holder must deliver a duly completed Delivery Notice, together with the relevant Certificates representing the Tier 1 BCNs held by it, to the specified office of any Paying and Conversion Agent no later than 5 Business Days (in the relevant place of delivery) prior to the relevant Conversion Date (the “Notice Cut-off Date”).

(iii)
Subject to the making of a Settlement Shares Offer and as otherwise provided herein, the Principal Paying and Conversion Agent shall give instructions to the Settlement Shares Depository for the relevant Ordinary Shares to be delivered by the Settlement Shares Depository on the Conversion Date in accordance with the instructions given in the relevant Delivery Notice, provided that such duly completed Delivery Notice and the relevant Certificate representing the Tier 1 BCNs have been so delivered not later than the Notice Cut-off Date.

(iv)
If a duly completed Delivery Notice and relevant Certificate representing any Tier 1 BCN is not delivered to the specified office of a Paying and Conversion Agent on or before the Notice Cut-off Date, then at any time following the Notice Cut-off Date and prior to the 10th Business Day after the Conversion Date the Issuer may in its sole and absolute discretion (and the relevant Holders of such Tier 1 BCNs shall be deemed to agree thereto), elect to appoint a person (the “Selling Agent”) to procure that all Ordinary Shares held by the Settlement Shares Depository in respect of which no duly completed Delivery Notice and Certificate representing the Tier 1 BCNs have been delivered on or before the Notice Cut-off Date as aforesaid or in respect of which any Holder is otherwise not entitled to be admitted to the register of Shareholders shall be sold by or on behalf of the Selling Agent as soon as reasonably practicable. Subject to the deduction by or on behalf of the Selling Agent of any amount payable in respect of its liability to taxation and the payment of any capital, stamp, issue, registration and/or transfer taxes and duties (if any) and any fees or costs incurred by or on behalf of the Selling Agent in connection with the issue, allotment and sale thereof, the net proceeds of sale, converted into the Specified Currency at the Prevailing Rate on the Notice Cut-off Date, if necessary, shall as soon as reasonably practicable be distributed rateably to the relevant Holders in accordance with Condition 9 or in such other manner and at such time as the Issuer or CSG shall determine and notify to the Holders.

The amount of such net proceeds of sale, converted into the Specified Currency at the Prevailing Rate on the Notice Cut-off Date, if necessary, payable to a Holder pursuant to this Condition 7(m)(iv) shall be treated for all purposes as a good discharge of the obligations of the Issuer, the Settlement Shares Depository and the Selling Agent in respect of the relevant Conversion.

The Issuer, CSG, the Settlement Shares Depository and the Selling Agent shall have no liability in respect of the exercise or non-exercise of any discretion or power pursuant to this Condition 7(m)(iv) or in respect of any sale of any Ordinary Shares, whether for the timing of any such sale or the price at or manner in which any such Ordinary Shares are sold or the inability to sell any such Ordinary Shares save for cases of gross negligence or wilful intent.

If the Issuer does not appoint the Selling Agent by the 10th Business Day after the Conversion Date, or if any Ordinary Shares are not sold by the Selling Agent in accordance with this Condition 7(m)(iv), such Ordinary Shares shall continue to be held by the Settlement Shares Depository until the relevant Holder delivers a duly completed Delivery Notice and the relevant Certificate.

(v)
Any Delivery Notice shall be irrevocable. Failure properly to complete and deliver a Delivery Notice and deliver the relevant Certificate representing the Tier 1 BCNs may result in such Delivery Notice being treated as null and void and the Issuer shall be entitled to procure the sale of any applicable Ordinary Shares to which the relevant Holder may be entitled in accordance with Condition 7(m)(iv) above. Any determination as to whether any Delivery Notice has been properly completed and delivered as provided in this Condition 7 shall be made by the Issuer in its sole discretion, acting in good faith, and shall, in the absence of manifest error,  be conclusive and binding on the relevant Holders.

(vi)
In respect of a Contingency Event Conversion only, following receipt by the Settlement Shares Depository of the Ordinary Shares as described above, which, subject to Condition 7(c), shall be a good and complete discharge of the Issuer’s obligations in respect of the Tier 1 BCNs, the Issuer may, in its sole and absolute discretion, appoint a placement agent (the “Settlement Shares Offer Agent”) acting on behalf, and for the accounts, of the Holders to conduct an offering of the Ordinary Shares to which the Holders are otherwise entitled (a “Settlement Shares Offer”). In the relevant Contingency Event Notice, the Issuer shall notify whether it will appoint such Settlement Shares Offer Agent to conduct such a Settlement Shares Offer. If it does so appoint a Settlement Shares Offer Agent, CSG will instruct the Settlement Shares Depository to deliver the relevant Ordinary Shares to or to the order of the Settlement Shares Offer Agent for this purpose prior to the end of the Offer Settlement Period. Such Settlement Shares Offer shall be made at a net price per Ordinary Share, which, translated into the Specified Currency at the Prevailing Rate at the date of the Contingency Event Notice, is equal to or above the Conversion Price, to some or, subject to applicable laws and regulations and to such an offer being practicable in the opinion of the Issuer and CSG in the Offer Settlement Period (as defined below), all shareholders of CSG on the record date of the Contingency Event Notice then eligible to participate in such offer. Any such Settlement Shares Offer shall be completed no later than 20 Business Days after the occurrence of the Contingency Event (the “Offer Settlement Period”). Neither CSG, the Issuer nor the Settlement Shares Depository shall incur any liability whatsoever to the Holders in respect of the appointment of such Settlement Shares Offer Agent or its conduct, save for cases of gross negligence or wilful intent.

In the event of a Settlement Shares Offer being fully subscribed by or before the end of the Offer Settlement Period, Holders shall, pursuant to the agreement appointing the Settlement Shares Offer Agent, be entitled to receive from the Settlement Shares Offer Agent on the 5th Business Day after the end of the Offer Settlement Period, in respect of each Ordinary Share to which they were otherwise entitled, cash proceeds received from the Settlement Shares Offer in an amount equal to the Conversion Price. In the event that the Settlement Shares Offer is only partially subscribed, Holders shall in aggregate be entitled to receive on a pro rata basis (a) cash proceeds received from such Settlement Shares Offer in an amount equal to the Conversion Price multiplied by the aggregate number of Ordinary Shares sold on the 5th Business Day after the end of the Offer Settlement Period from the Settlement Shares Offer Agent, pursuant to the agreement appointing the Settlement Shares Offer Agent, together with (b) the number of Ordinary Shares not subscribed pursuant to the Settlement Shares Offer on the dates described below from the Settlement Shares Depository. In the case that no Ordinary Shares are subscribed in the Settlement Shares Offer, Holders shall be entitled to receive the relevant Ordinary Shares on the dates described below from the Settlement Shares Depository.

Any net proceeds raised by the Settlement Shares Offer in excess of the cash amounts payable above to Holders shall not be for the account of Holders and shall be paid to CSG.

In relation to any Ordinary Shares not sold pursuant to the Settlement Shares Offer and in respect of which a duly completed Delivery Notice and the relevant Certificate have been delivered by the Holder before the Notice Cut-off Date in accordance with this Condition 7(m), the Principal Paying and Conversion Agent shall give instructions to the Settlement Shares Depository for the Ordinary Shares to be delivered by the Settlement Shares Depository in accordance with the instructions given in the Delivery Notice within 5 Business Days after the end of the Offer Settlement Period. In relation to any Ordinary Shares not sold pursuant to the Settlement Shares Offer and in respect of which a duly completed Delivery Notice and the relevant Certificate was not so delivered by the Holder before the Notice Cut-off Date, CSG may, in its sole and absolute discretion, instruct the Selling Agent to sell any such Ordinary Shares on behalf of the relevant Holders by no later than 10 Business Days after the end of the Offer Settlement Period and that any net proceeds of any such sale (after deduction of all relevant fees, taxes and other expenses) be distributed as soon as reasonably practicable to the relevant Holders. If CSG does not instruct the Selling Agent to sell such Ordinary Shares within 10 Business Days after the end of the Offer Settlement Period, or if such Ordinary Shares have not been sold by the Selling Agent, the Ordinary Shares shall be held by the Settlement Shares Depository until such time as the relevant Holder delivers a duly completed Delivery Notice and the relevant Certificate.

(n)	Taxes and Duties

A Holder, Settlement Shares Offer Agent or Selling Agent must pay (in the case of the Settlement Shares Offer Agent or the Selling Agent by means of deduction from the net proceeds of sale referred to in Condition 7(m) above) any taxes and capital, stamp, issue and registration and transfer taxes or duties arising on Conversion (other than any Guernsey and Swiss federal taxes or capital, issue and registration and transfer taxes or Swiss federal or other stamp duties payable in Switzerland by the Issuer or CSG in respect of the issue or transfer and delivery of the Ordinary Shares in accordance with a Delivery Notice delivered pursuant to these Conditions which shall be paid by CSG) and such Holder, Settlement Shares Offer Agent or the Selling Agent (as the case may be) must pay (in the case of the Settlement Shares Offer Agent or the Selling Agent, by way of deduction from the net proceeds of sale as aforesaid) all, if any, taxes arising by reference to any disposal or deemed disposal of a Tier 1 BCN or interest therein.

If CSG shall fail to pay any Swiss federal capital, stamp, issue, registration and transfer taxes and Swiss federal or other duties payable in Guernsey or Switzerland for which it is responsible as provided above, the Holder, Settlement Shares Offer Agent or Selling Agent, as the case may be, shall be entitled (but shall not be obliged) to tender and pay the same and the Issuer as a separate and independent stipulation, covenants to reimburse and indemnify on an after tax basis each Holder, Settlement Shares Offer Agent or Selling Agent, as the case may be, in respect of any payment thereof and any penalties payable in respect thereof.

(o)	Delivery

The Issuer shall procure that CSG, with the assistance of the Share Delivery Agent, will issue and deliver Ordinary Shares to the Settlement Shares Depository on behalf of the Holder of the relevant Tier 1 BCNs completing the relevant Delivery Notice.

Ordinary Shares will be delivered in uncertificated form through SIS or any other appropriate settlement organisations. Where Ordinary Shares are to be delivered through SIS or any other of the SIX Swiss Exchange’s settlement organisations, the Principal Paying and Conversion Agent shall request that the Settlement Shares Depository deliver such Ordinary Shares to the account specified by the relevant Holder in the relevant Delivery Notice or, as the case may be, as specified by the Selling Agent or the Settlement Shares Offer Agent, on the relevant Conversion Date. At the time of such delivery of the Ordinary Shares, the then valid share registration rules of CSG shall apply. CSG does not offer any assurance or guarantee that the Holders will be accepted as a shareholder with voting rights in the share register of CSG.

(p)	Ordinary Shares

The Ordinary Shares issued or delivered on Conversion will be fully paid and non-assessable and will in all respects rank pari passu with the fully paid Ordinary Shares in issue on the relevant Share Creation Date except in any such case for any right excluded by mandatory provisions of applicable law, and except that the Ordinary Shares so issued or delivered will not rank for (or, as the case may be, the relevant Holder shall not be entitled to receive) any rights, distributions or payments the record date or other due date for the establishment of entitlement for which falls prior to the relevant Share Creation Date.

(q)	Purchase or Redemption of Ordinary Shares

CSG or any Subsidiary of CSG may exercise such rights as it may from time to time enjoy to purchase or redeem or buy back any shares or securities of CSG (including Ordinary Shares) or any depositary or other receipts or certificates representing the same without the consent of Holders.

(r)	Covenants

Whilst any Tier 1 BCN remains outstanding, CSG shall (prior to any Substitution Date, pursuant to the Guarantee and, thereafter, hereunder, in each case save with the approval of an Extraordinary Resolution):

(i)	(other than in connection with a Reorganisation) not issue or pay up any Securities, in either case by way of capitalisation of profits or reserves, other than:

(1)
by the issue of fully paid Ordinary Shares or other Securities to Shareholders and other holders of shares in the capital of CSG which, by their terms, entitle the holders thereof to receive Ordinary Shares or other shares or Securities on a capitalisation of profits or reserves; or

(2)	by the issue of Ordinary Shares paid up in full (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a Dividend in cash; or

(3)
by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of CSG which, by their terms, entitle the holders thereof to receive equity share capital (other than Ordinary Shares); or

(4)
by the issue of Ordinary Shares or any equity share capital to, or for the benefit of, any employee or former employee, director or executive holding or formerly holding executive office of CSG or any of its Subsidiaries or any associated company or to trustees or nominees to be held for the benefit of any such person, in any such case pursuant to an employee, director or executive share or option scheme whether for all employees, directors, or executives or any one or more of them, unless, in any such case, the same constitutes a Dividend or otherwise gives rise (or would, but for the provisions of Condition 7(i) relating to roundings and minimum adjustments or the carry forward of adjustments, give rise) to an adjustment to the Floor Price;

(ii)	not modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation but so that nothing in this Condition 7(r)(ii) shall prevent:

(1)	any consolidation, reclassification or subdivision of the Ordinary Shares; or

(2)	any modification of such rights which is not materially prejudicial to the interests of the Holders as determined in good faith by an Independent Financial Adviser;

(iii)
procure that no Securities (whether issued by CSG or any Subsidiary of CSG or procured by CSG or any Subsidiary of CSG to be issued or issued by any other person pursuant to any arrangement with CSG or any Subsidiary of CSG) issued without rights to convert into, or exchange or subscribe for, Ordinary Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share at the close of business on the last dealing day preceding the date of the first public announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the provisions of Condition 7(i) relating to roundings and minimum adjustments or the carry forward of adjustments, give rise) to an adjustment to the Floor Price and that at no time shall there be in issue Ordinary Shares of differing nominal values, save where such Ordinary Shares have the same economic rights;

(iv)
not make any issue, grant or distribution or take or omit to take any other action if the effect thereof would be that, on a Conversion, Ordinary Shares could not, under any applicable law then in effect, be legally issued as fully paid;

(v)
not reduce its issued share capital, share premium account, capital redemption reserve, or any uncalled liability in respect thereof, or any non-distributable reserves, except where the reduction is permitted by applicable law and results in (or would, but for the provisions of Condition 7(i) relating to roundings or the carry forward of adjustments, result in) an adjustment to the Floor Price or is otherwise taken into account for the purposes of determining whether or not such an adjustment should be made;

(vi)
in the event of a Reorganisation, take (or shall procure that there is taken) all necessary action to ensure that, immediately after completion of the relevant proceedings, such amendments are made to these Conditions as are necessary to ensure that the Tier 1 BCNs may be converted into or exchanged for ordinary shares or units or the equivalent in Newco mutatis mutandis in accordance with and subject to these Conditions and the ordinary shares or units or the equivalent of Newco are listed and admitted to trading on a Recognised Stock Exchange;

(vii)	issue, allot and/or deliver Ordinary Shares upon Conversion subject to and as provided in this Condition 7;

(viii)
save following a Non-Qualifying Takeover Event, use all reasonable endeavours to ensure that its issued and outstanding Ordinary Shares and the Ordinary Shares or, as appropriate, Approved Entity Shares issued upon Conversion shall be admitted to listing and trading on a Primary Stock Exchange or admitted to listing on another regulated, regularly operating, recognised stock exchange or securities market;

(ix)
at all times keep available for issue, free from pre-emptive or other preferential rights, a sufficient number of Ordinary Shares to enable Conversion of the Tier 1 BCNs, and all other rights of subscription and exchange for Ordinary Shares, to be satisfied in full; and

(x)
where the provisions of this Condition 7 require or provide for a determination by an Independent Financial Adviser or a role to be performed by a Settlement Shares Depository, a Settlement Shares Offer Agent and/or a Share Delivery Agent, CSG shall use all reasonable endeavours promptly to appoint such person for such purpose.

8	Redemption, Substitution, Variation and Purchase

(a)	No Fixed Redemption Date

The Tier 1 BCNs are perpetual securities in respect of which there is no fixed redemption date. Unless previously converted, redeemed or purchased and cancelled as provided in these Conditions, each Tier 1 BCN is perpetual and shall only be redeemed or purchased as specified in this Condition 8.

(b)	Conditions to Redemption, Substitution, Variation and Purchase

Any redemption, substitution, variation or purchase of the Tier 1 BCNs in accordance with Condition 8(c), (d), (e), (g) or (h) is subject to the Issuer and CSG receiving the prior approval of the Regulator, if then required.

Prior to the publication of any notice of redemption pursuant to Conditions 8(d) or 8(e) or notice of substitution or variation pursuant to Condition 8(h), the Issuer shall deliver to the Principal Paying and Conversion Agent a certificate signed by two Authorised Signatories of the Issuer stating that the relevant requirement or circumstance giving rise to the right to redeem, substitute or as the case may be, vary is satisfied and the reasons therefor and such certificate shall be conclusive and binding on the Holders. Prior to the publication of any notice of redemption pursuant to Condition 8(d), the Issuer shall deliver an opinion of independent legal advisers of recognised standing to the Principal Paying and Conversion Agent to the effect that circumstances entitling the Issuer to exercise its rights of redemption under Condition 8(d) have arisen.

(c)	Optional Redemption

Subject to Condition 8(b), the Issuer may elect by giving not less than 30 nor more than 60 days’ notice to the Principal Paying and Conversion Agent, the Registrar and, in accordance with Condition 17, the Holders (which notice shall be irrevocable) to redeem in accordance with these Conditions all or some only of the Tier 1 BCNs on the First Optional Redemption Date specified in the applicable Pricing Schedule or any other date specified for this purpose in the applicable Pricing Schedule at their Optional Redemption Amount together with any accrued but unpaid interest to (but excluding) the relevant redemption date. Upon the expiry of such notice, the Issuer shall redeem the relevant Tier 1 BCNs as aforesaid.

In the case of a partial redemption,  the notice to Holders shall also specify the nominal amount of Tier 1 BCNs drawn and the Holder(s) to be redeemed, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange or other relevant authority requirements.

(d)	Redemption due to Taxation

If, prior to the giving of the notice referred to below, a Tax Event has occurred and is continuing, then the Issuer may, subject to Condition 8(b) and having given not less than 30 days’ notice to the Principal Paying and Conversion Agent, the Registrar and, in accordance with Condition 17, the Holders (which notice shall be irrevocable), redeem in accordance with these Conditions at any time specified for the purpose in the Pricing Schedule all, but not some only, of the Tier 1 BCNs at their Tax Redemption Amount, together with any accrued and due but unpaid interest to (but excluding) the relevant redemption date. Upon the expiry of such notice, the Issuer shall redeem the Tier 1 BCNs as aforesaid.

(e)	Redemption for Capital Event

If, prior to the giving of the notice referred to below, a Capital Event has occurred and is continuing, then the Issuer may, subject to Condition 8(b) and having given not less than 30 days’ notice to the Holders in accordance with Condition 17, the Principal Paying and Conversion Agent and the Registrar (which notice shall be irrevocable), redeem in accordance with these Conditions at any time specified for the purpose in the Pricing Schedule all, but not some only, of the Tier 1 BCNs at their Capital Event Redemption Amount, together with any accrued but unpaid interest to (but excluding) the relevant redemption date. Upon the expiry of such notice, the Issuer shall redeem the Tier 1 BCNs as aforesaid.

(f)	No redemption following a Contingency Event or Viability Event

Notwithstanding the other provisions of this Condition 8, the Issuer may not give a notice of redemption of the Tier 1 BCNs pursuant to this Condition 8 if a Contingency Event or, as the case may be, a Viability Event  shall have occurred.

(g)	Purchases

The Issuer or CSG (or any Subsidiary of CSG) may, subject to Condition 8(b), at any time purchase or procure others to purchase beneficially for its account Tier 1 BCNs in any manner and at any price.

(h)	Substitution or Variation upon a Capital Event or a Tax Event

If a Capital Event or a Tax Event has occurred and is continuing, then the Issuer may, subject to Condition 8(b) and having given not less than 30 days’ notice to the Holders in accordance with Condition 17 (which notice shall, subject as provided in Condition 8(f), be irrevocable) (and provided neither a Tax Event nor a Capital Event arises as a result of such substitution or variation), without any requirement for the consent or approval of the Holders, either substitute all, but not some only, of the Tier 1 BCNs for, or vary the terms of the Tier 1 BCNs so that they remain or, as appropriate, become, Compliant Securities. Upon the expiry of the notice required by Condition 8(b), the Issuer shall either vary the terms of, or substitute, the Tier 1 BCNs in accordance with this Condition 8(h), as the case may be.

In connection with any substitution or variation in accordance with this Condition 8(h), the Issuer shall comply with the rules of any stock exchange on which the Tier 1 BCNs are for the time being listed or admitted to trading.

(i)	Cancellation

All Tier 1 BCNs redeemed by the Issuer pursuant to this Condition 8 will forthwith be cancelled. All Tier 1 BCNs purchased by or on behalf of the Issuer or CSG or any Subsidiary of CSG may be held, reissued, resold or, at the option of CSG or the Issuer or any such Subsidiary, surrendered for cancellation to the Principal Paying and Conversion Agent. Tier 1 BCNs so surrendered shall be cancelled forthwith. Any Tier 1 BCNs so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer and the Guarantor in respect of any such Tier 1 BCNs shall be discharged upon such cancellation of such Tier 1 BCNs.

9	Payments

(a)	Tier 1 BCNs

(i)
Payments of principal and premium (if any) to be made to Holders in respect of Tier 1 BCNs and payments of accrued interest payable on a redemption of Tier 1 BCNs (other than on an Interest Payment Date) and payment of any Accrued Conversion Interest that is to be paid in accordance with this Condition 9 shall, in each case, be made against presentation and surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the manner provided in (ii) below.

(ii)
Payments of interest to be made to Holders in respect of Tier 1 BCNs due on an Interest Payment Date shall be paid to the person shown on the Register at the close of business on the seventh day before the due date for payment thereof (the “Record Date”).

(iii)	All such payments shall be made in the relevant currency by transfer to an account in the relevant currency maintained by the payee with a bank.

(iv)	Payments of all other amounts other than as referred to in (i) and (ii) will be made as provided in these Conditions.

(b)	Payments subject to Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives in the place of payment, but without prejudice to the provisions of Condition 10. No commission or expenses shall be charged to the Holders in respect of such payments.

(c)	Appointment of Agents

The Principal Paying and Conversion Agent, the Share Delivery Agent, the Paying and Conversion Agents, the Registrar, the Transfer Agents and the Calculation Agent act solely as agents of the Issuer and the Guarantor and do not assume any obligation or relationship of agency or trust for or with any Holder. The Issuer reserves the right at any time to vary or terminate the appointment of the Principal Paying and Conversion Agent, any other Paying and Conversion Agent, the Registrar, any Transfer Agent or the Calculation Agent(s) and to appoint additional or other Paying and Conversion Agents, Calculation Agents or Transfer Agents, provided that there shall at all times be (i) a Principal Paying and Conversion Agent, (ii) a Registrar in relation to Tier 1 BCNs, (iii) a Transfer Agent in relation to Tier 1 BCNs, (iv) one or more Calculation Agent(s) where the Conditions so require, (v) a Paying and Conversion Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any law implementing European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 and (vi) such other agents as may be required by any stock exchange on which the Tier 1 BCNs may at any time be listed (if any).

In addition, the Issuer shall in the event that it or the Guarantor would be obliged to pay additional amounts on or in respect of any Tier 1 BCN pursuant to Condition 10 by virtue of such Tier 1 BCN being presented for payment in Guernsey or Switzerland, appoint, and at all times thereafter maintain, a Paying and Conversion Agent in a jurisdiction within Europe (other than Guernsey or Switzerland) and which otherwise complies with the foregoing provisions of this Condition 9(c).

Notice of any such change or any change of any specified office shall promptly be given to the Holders in accordance with Condition 17.

(d)	Non-Business Days

If any date for payment in respect of any Tier 1 BCN is not a business day, the Holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, “business day” means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation (where presentation and surrender is required pursuant to these Conditions), in such jurisdictions (if any) as shall be specified as “Financial Centres” in the relevant Pricing Schedule and:

(i)
(in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency; or

(ii)	(in the case of a payment in euro) which is a TARGET Business Day.

10	Taxation

All payments of principal, premium (if any) and/or interest to Holders by or on behalf of the Issuer in respect of the Tier 1 BCNs or by or on behalf of the Guarantor under the Guarantee shall be made without withholding or deduction for or on account of any present or future tax, duty, assessment or governmental charge of whatsoever nature imposed, levied, collected, withheld or assessed by or on behalf of any Tax Jurisdiction or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, unless compensated according to the indemnity in Condition 13(d), the Issuer or, as the case may be, the Guarantor shall pay such additional amounts (“Additional Amounts”) as will result (after such withholding or deduction) in receipt by the Holders of the sums which would have been receivable (in the absence of such withholding or deduction) from it in respect of their Tier 1 BCNs; except that no such Additional Amounts shall be payable with respect to any Tier 1 BCN on account of:

(a)
any such taxes, duties, assessments or other governmental charges imposed in respect of such Tier 1 BCN by reason of the Holder having some connection with a Tax Jurisdiction other than the mere holding of such Tier 1 BCN; or

(b)
any such taxes, duties, assessments or other governmental charges imposed in respect of such Tier 1 BCN presented for payment more than 30 days after the Due Date (as defined below) except to the extent that the Holder would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day assuming that day to have been a business day (as defined in Condition 9(d)); or

(c)
any such taxes, duties, assessments or other governmental charges imposed in respect of such Tier 1 BCN where such withholding or deduction is imposed on a payment to an individual and is (A) required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive, (B) required to be made pursuant to the Agreement between the European Community and the Confederation of Switzerland dated as of 26 October 2004 (the “Swiss Savings Tax Agreement”) providing for measures equivalent to those laid down in the European Council Directive 2003/48/EC or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the Swiss Savings Tax Agreement, (C) required to be made pursuant to agreements between Guernsey and the EU Member States (the “Guernsey Savings Tax Agreements”) providing for measures equivalent to those laid down in the European Council Directive 2003/48/EC or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such Guernsey Savings Tax Agreements, or (D) required to be made pursuant to any agreements between the European Community and other countries or territories providing for measures equivalent to those laid down in the European Council Directive 2003/48/EC or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreements; or

(d)	any such taxes, duties, assessments or other governmental charges imposed on any other person than the Issuer or CSG, including any Paying and Conversion Agent in any jurisdiction; or

(e)
any such taxes, duties, assessments or other governmental charges imposed in respect of such Tier 1 BCN presented for payment by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Tier 1 BCN to another Paying and Conversion Agent in a Member State of the European Union; or

(f)
any such taxes, duties, assessments or other governmental charges imposed in respect of such Tier 1 BCN where such withholding or deduction is required by the Swiss Federal Withholding Tax Code of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer vom 13 Oktober 1965 as amended from time to time); or

(g)	any combination of two or more items (a) to (f) above.

11	Prescription

Claims against the Issuer and/or the Guarantor for payment in respect of the Tier 1 BCNs, shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Due Date in respect of them.

12	Events of Default

(a)	Events of Default relating to the Issuer

This Condition 12(a) shall apply for so long as the Issuer is Credit Suisse Group (Guernsey) II Limited and shall be without prejudice to any additional rights of Holders under the provisions of the Guarantee.

(i)	Events of Default

An event of default (“Event of Default”) shall occur in the following circumstances:

(x)
default is made for a period of 10 days or more in the payment of any principal or premium (if any) due or 30 days or more in the payment of any interest due in respect of the Tier 1 BCNs or any of them; or

(y)
an order is made or a resolution is passed for the winding-up, dissolution or liquidation of the Issuer or the Guarantor (other than a winding-up which has been approved previously by an Extraordinary Resolution of the Holders).

Upon the occurrence of an Event of Default, the payment obligations under the Tier 1 BCNs (in the case of (x) above, only in respect of the payments referred to in (x)) shall be deemed due and payable by a Holder serving notice to the Issuer.

(ii)	Proceedings for Winding-up

If the Tier 1 BCNs become due and payable (whether pursuant to Condition 12(a)(i) above or Condition 8) and are not paid when so due and payable or any other payment obligation of the Issuer under or arising in respect of the Tier 1 BCNs is not duly met, satisfied or performed (including pursuant to Condition 7(c)), each Holder may, at its discretion, institute proceedings for the winding-up, dissolution or liquidation of the Issuer and/or prove in the winding-up, dissolution or liquidation of the Issuer and/or claim in the dissolution or liquidation of the Issuer for such payment, provided, however, that each Holder may only take any such action on or after the failure by the Issuer to make payments as described in this Condition 12(a)(ii), but may, without prejudice to its rights under the Guarantee, take no further or other action to enforce, prove or claim for any such payment. No payment in respect of the Tier 1 BCNs may be made by the Issuer pursuant to Condition 12(a)(i) above, nor will any Holder accept the same, otherwise than during or after a winding-up, dissolution or liquidation of the Issuer, unless the Issuer has given prior written notice to, and received no objection from, the Regulator which the Issuer shall confirm in writing to the Principal Paying and Conversion Agent.

(iii)	Enforcement

Without prejudice to Condition 12(a)(i), any Holder may, at its discretion, and without notice institute such proceedings against the Issuer as it may think fit to enforce any term or condition binding on the Issuer under the Tier 1 BCNs (other than any payment obligation of the Issuer under or arising from the Tier 1 BCNs, including, without limitation, payment of any principal or premium or interest in respect of the Tier 1 BCNs or including any damages awarded for breach of any obligations). However, in no event shall the Issuer, by virtue of the institution of any such proceedings, be obliged to pay any sum or sums, in cash or otherwise, sooner than the same would otherwise have been payable by it pursuant to these Conditions. Nothing in this Condition 12(a)(iii) shall, however, prevent  any Holder instituting proceedings for the winding-up, dissolution or liquidation of the Issuer, proving in any winding-up of the Issuer and/or claiming in any liquidation or dissolution of the Issuer in respect of any payment obligations of the Issuer arising from or in respect of the Tier 1 BCNs (including any damages awarded for breach of any obligations).

(b)	Events of Default relating to CSG following a Substitution Date

This Condition 12(b) shall apply following a Substitution Date.

An event of default (“Event of Default”) will occur in the following circumstances:

(i)
CSG fails to make any payment of principal in respect of the Tier 1 BCNs for a period of 10 days or more after the date such payment is due, or CSG fails to make any payment of interest in respect of the Tier 1 BCNs for a period of 30 days or more after the date on which such payment is due;

(ii)
an involuntary case or other proceeding shall be commenced against CSG, with respect to CSG or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of CSG or for any substantial part of the property and assets of CSG, and such involuntary case or other proceedings shall remain undismissed and unstayed for a period of 60 days, except that the issuance of a writ of payment (Zahlungsbefehl) under the Swiss debt enforcement and bankruptcy laws shall not constitute such involuntary case or proceeding for the purpose of this Condition 12(b); or an order for relief shall be entered against CSG for the purpose of this Condition 12(b); or an order for relief shall be entered against CSG under any bankruptcy, insolvency or other similar law now or hereafter in effect; or

(iii)
CSG (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of CSG for all or substantially all of the property and assets of CSG, or (iii) effects any general assignment for the benefit of creditors.

Upon the occurrence of an Event of Default, the payment obligations on the Tier 1 BCNs in respect of which the Event of Default has occurred shall be deemed due and payable (fällige) payment obligations of CSG, and if such payment has not been made within the statutory period after the Holder has formally requested payment and a writ of payment (Zahlungsbefehl) has been issued as provided by the Swiss insolvency laws, such Holder may institute proceedings against CSG in Switzerland (but not elsewhere) to enforce its rights under Swiss insolvency laws.

In the event of an insolvency proceeding in Switzerland, CSG shall not (i) after having received the writ of payment (Zahlungsbefehl), argue or plead that the payment obligations are not due and payable by CSG and (ii) prior to the declaration of bankruptcy (or similar proceeding under Swiss insolvency laws), make any payment to the Holder.

(c)	Extent of Holder’s remedy

No remedy against the Issuer or, following the Substitution Date (if any), CSG, other than as referred to in this Condition 12, shall be available to the Holders for the recovery of amounts owing in respect of the Tier 1 BCNs. Prior to the Substitution Date (if any), the only remedies against the Guarantor under the Guarantee for non payment of sums due are mutatis mutandis those described in Condition 12(b).

13	Meetings of Holders, Modification and Substitution

(a)	Meetings of Holders

The Agency Agreement contains provisions for convening meetings of Holders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Agency Agreement. Such a meeting may be convened by Holders holding not less than 10 per cent. in aggregate principal amount of the Tier 1 BCNs for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be one or more persons holding or representing a clear majority in aggregate principal amount of the Tier 1 BCNs for the time being outstanding, or at any adjourned meeting one or more persons being or representing Holders whatever the aggregate principal amount of the Tier 1 BCNs held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (i) to amend the provisions for redemption of the Tier 1 BCNs or any date for payment of interest on the Tier 1 BCNs, (ii) to reduce or cancel the principal amount of, or any premium payable on redemption of, the Tier 1 BCNs, (iii) to reduce the rate or rates of interest in respect of the Tier 1 BCNs or to vary the method or basis of calculating the rate or rates or amount of interest or the basis for calculating the amounts of any interest in respect of the Tier 1 BCNs, (iv) to vary any method of, or basis for, calculating the amounts payable on redemption of the Tier 1 BCNs, (v) to vary the Specified Currency or currencies of payment or denomination of the Tier 1 BCNs, (vi) to modify the provisions concerning the quorum required at any meeting of Holders or the majority required to pass the Extraordinary Resolution, (vii) to modify or cancel the Guarantee, or (viii) to amend or modify the provisions relating to the Contingency Event Conversion or the Viability Event Conversion, in which case the necessary quorum shall be one or more persons holding or representing not less than 75 per cent., or at any adjourned meeting not less than 25 per cent., in aggregate principal amount of the Tier 1 BCNs for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Holders (whether or not they were present at the meeting at which such resolution was passed).

A resolution in writing signed by or on behalf of the Holder or Holders of not less than 75 per cent. in aggregate principal amount of the Tier 1 BCNs outstanding shall for all purposes be as valid and effective as an Extraordinary Resolution passed at a meeting of Holders duly convened and held. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Holders.

No modification to these Conditions or any other provisions of the Agency Agreement or the Guarantee (whether pursuant to this Condition 13 or otherwise) shall become effective unless the Issuer shall have received approval from the Regulator (provided that, at the relevant time, there is a requirement to obtain such approval).

On or after a Substitution Date, if the Issuer is CSG and if Swiss law then so requires, the mandatory provisions of Swiss law in relation to meetings of Holders shall apply and prevail in the case of any conflict with the provisions of Conditions 13(a) and 13(b).

(b)	Modifications

Notwithstanding Condition 13(a), the Issuer and the Guarantor may without the consent or approval of the Holders make such amendments to the terms of the Tier 1 BCNs, the Guarantee and the Agency Agreement as they consider necessary or desirable to give effect to the provisions of Condition 7(a), Condition 8(h), Condition 13(c) and Condition 13(d) and such other changes that in their opinion (acting in good faith) are of a formal, minor or technical nature or made to correct a manifest or proven error or which are necessary in connection with any admission of the Tier 1 BCNs to a listing or trading platform or to a clearing or settlement system, or that in their opinion are not materially prejudicial to the interests of the Holders.

(c)	Substitution upon Reorganisation

In the event of a Reorganisation, the Issuer shall, and shall procure that the Guarantor shall, but subject as provided in Condition 13(d) without the consent of Holders, enter into such agreements and arrangements and make such amendments to the Conditions and the Guarantee as are necessary to ensure that following a Reorganisation, the Tier 1 BCNs shall be convertible into ordinary shares of Newco mutatis mutandis as provided herein. Upon the occurrence of a Reorganisation, the other obligations of the Issuer hereunder and/or the Guarantor under the Guarantee shall be unaffected.

(d)	Substitution

The Issuer may at any time, without the consent of the Holders, substitute CSG for itself as principal debtor under the Tier 1 BCNs, provided that no payment in respect of the Tier 1 BCNs, is at the relevant time overdue. In order to give effect to such substitution, the Issuer shall give no more than 30 nor less than 10 days’ notice to Holders in accordance with Condition 17 of the date upon which such substitution is to become effective (the “Substitution Date”). With effect from the Substitution Date, CSG will, without the need for the amendment of existing, or the entry into of additional, documentation be substituted as principal obligor under the Tier 1 BCNs. From the Substitution Date, references herein and in the Agency Agreement to “the Issuer” shall be construed accordingly and references to “Guernsey” shall, unless the context otherwise requires, be construed as references to “Switzerland”. CSG shall bear any tax, duty, assessment and charge in connection with the substitution and indemnify each Holder against any tax, duty, assessment or governmental charge that is imposed on Holders, or is required to be withheld by CSG (including but not limited to withholding tax to be deducted by CSG from interest due after the Substitution Date), by (or by any authority in or of) Switzerland and that would not have been so imposed had the substitution not been made, as well as against any tax, duty, assessment or governmental charge, and any cost or expense, relating to the substitution. CSG shall ensure that all action, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents or the entering into of a deed poll to effect Substitution) to ensure that the Substitution creates valid, legally binding and enforceable obligations of CSG have been taken, fulfilled and done and are in full force and effect.

14	Currency Indemnity

Any amount received or recovered in a currency other than the Specified Currency in which payment under the relevant Tier 1 BCN is due (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the insolvency, winding-up or dissolution of the Issuer or the Guarantor or otherwise) by any Holder in respect of any sum expressed to be due to it from the Issuer or the Guarantor shall only constitute a discharge to the Issuer or the Guarantor, as the case may be, to the extent of the amount in the Specified Currency of payment under the relevant Tier 1 BCN that the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If the amount received or recovered is less than the amount expressed to be due to the recipient under any Tier 1 BCN, the Issuer, failing whom the Guarantor, shall indemnify it against any loss sustained by it as a result. In any event, the Issuer, failing whom the Guarantor, shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Condition, it shall be sufficient for the Holder to demonstrate that it would have suffered a loss had an actual purchase been made. These indemnities constitute a separate and independent obligation from the Issuer’s and the Guarantor’s other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Tier 1 BCN or any other judgment or order.

15	Replacement of Tier 1 BCNs and Certificates

If a Tier 1 BCN Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange or other relevant authority regulations, at the specified office of the Registrar, or such other Transfer Agent as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Holders, on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, inter alia, that if the allegedly lost, stolen or destroyed Tier 1 BCN Certificate is subsequently presented for payment there shall be paid to the Issuer on demand the amount payable by the Issuer in respect of such Tier 1 BCNs Certificates) and otherwise as the Issuer may reasonably require. Mutilated or defaced Tier 1 BCNs or Certificates must be surrendered before replacements will be issued.

16	Further Issues

The Issuer may, from time to time, without the consent of the Holders, create and issue further securities either having the same terms and conditions as the Tier 1 BCNs in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Tier 1 BCNs) or upon such terms as the Issuer may determine at the time of their issue. References in these Conditions to the Tier 1 BCNs include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single series with the Tier 1 BCNs.

17	Notices

Notices to the Holders shall be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. So long as the Tier 1 BCNs are listed on the Luxembourg Stock Exchange, notices to holders of the Notes shall also be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a daily newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort). If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

18	Definitions

The following capitalised terms shall have the following meanings:

“Accrued Conversion Interest” means, in the case of the Conversion of the Tier 1 BCNs, interest accrued and due on the Tier 1 BCNs, if any, from (and including) the Interest Payment Date immediately preceding the date of publication of the Contingency Event Notice or, as the case may be, the Viability Event Notice (or, if none, from the Issue Date) to (but excluding) the date of publication of the Contingency Event Notice or, as the case may be, the Viability Event Notice;

“Additional Tier 1 Capital” means, at any time, any or all items constituting additional tier 1 capital within the meaning of the Basel III Document, as implemented and amended pursuant to BIS Regulations applicable at such time;

“Adjusted Exchange Rate” means the Prevailing Rate between the Share Currency and the Specified Currency appearing on the Share Creation Date;

“Auditor” means the accounting firm appointed by the Board of Directors or shareholders of CSG, as the case may be, to provide, inter alia, audit and review opinions on CSG’s financial statements;

“Authorised Signatories” means any two authorised officers of CSG signing jointly;

“Basel III Document” means the Basel Committee on Banking Supervision document “Basel III: A global regulatory framework for more resilient banks and banking systems” published in December 2010;

“Basel III Regulations Date” means the first date on which CSG is required to comply with BIS Regulations that incorporate and implement all or a substantial part of the regulatory guidelines set out in the Basel III Document;

“BIS Regulations” means the capital adequacy standards and guidelines applicable from time to time and promulgated by the Basel Committee on Banking Supervision, as implemented by CSG in a manner agreed with the Regulator and/or its Auditor for the purpose of financial reporting and disclosure, inter alia, in the Quarterly Financial Report;

“Buffer Capital” means, at any time, any or all items that are eligible to be treated as buffer capital (Eigenmittelpuffer) pursuant to National Regulations at that time, including, if entered into force, the revised ordinance concerning capital adequacy and risk diversification for banks and securities traders of 1 June 2012, as applicable to CSG;

“Buffer Capital Instruments” means, at any time, any or all securities and other instruments issued by CSG or a member of the Group, as the case may be, that are, at such time, eligible to be treated as Buffer Capital, other than Common Equity Tier 1 Capital;

“Capital Distribution” has the meaning provided in Condition 7(e)(iii);

a “Capital Event” is deemed to have occurred if the Tier 1 BCNs are not, or cease to be, eligible in their entirety to be treated as both (1) Additional Tier 1 Capital under BIS Regulations and (2) Buffer Capital under National Regulations;

“Capital Ratio” means, prior to the Basel III Regulations Date, the Core Tier 1 Ratio and, on or after the Basel III Regulations Date, the CET1 Ratio;

“Cash Dividend” has the meaning provided in Condition 7(e)(iii);

“CET1 Amount” means, at any time, as calculated by CSG in respect of the Group and expressed in CSG’s reporting currency, the sum of all amounts (whether positive or negative) of Common Equity Tier 1 Capital of the Group as at such time;

“CET1 Ratio” means, (a) in respect of any Quarterly Reporting Period, the ratio (expressed as a percentage) of the CET1 Amount divided by the RWA Amount, as at the date of the financial statements contained in the relevant Quarterly Financial Report or, as the case may be, (b) in respect of an Interim Report Date, the ratio (expressed as a percentage) of CET1 Amount divided by the RWA Amount as at the relevant Interim Report Date, in each case as calculated by CSG and appearing in the relevant Financial Report as “BIS Common Equity Tier 1 Ratio”, “BIS CET1 Ratio” or any such other term having the same meaning;

“CHF” and “Swiss francs” means the lawful currency for the time being of Switzerland;

“Common Equity Tier 1 Capital” means all items that constitute common equity tier 1 capital, or deductions from common equity tier 1 capital, in each case within the meaning of these terms in the Basel III Document as amended by, and as determined by CSG pursuant to, BIS Regulations applicable at the relevant time;

“Compliant Securities” means securities issued directly by CSG or by a subsidiary of CSG and guaranteed by CSG that:

(i)
have economic terms not materially less favourable to a Holder thereof than the Conditions of the Tier 1 BCNs (as reasonably determined by the Issuer, and provided that a certification to such effect of the Authorised Signatories shall have been delivered to the Principal Paying and Conversion Agent prior to the issue of the relevant securities), provided that such securities (1) contain terms such that they remain or become, as the case may be, securities which are eligible wholly or partly to be treated as Buffer Capital under National Regulations and/or Additional Tier 1 Capital under BIS Regulations; (2) include terms which provide for the same Interest Rate and principal from time to time applying to the Tier 1 BCNs; (3) rank pari passu with the Guarantee; and (4) preserve any existing rights under these Conditions to any accrued but unpaid interest which has not been satisfied; and

(ii)
where the Tier 1 BCNs which have been substituted or varied were listed immediately prior to their substitution or variation, the relevant securities are listed on (i) the Luxembourg Euro MTF Market or (ii) such other internationally recognised stock exchange as selected by the Issuer; and

(iii)
where the Tier 1 BCNs which have been substituted or varied were rated by a Rating Agency immediately prior to their substitution or variation, each such Rating Agency has ascribed, or announced its intention to ascribe and publish, an equal or higher rating to the relevant securities;

“Contingency Event Notice” has the meaning given to it in Condition 7(a)(i);

“Conversion” means the Contingency Event Conversion or the Viability Event Conversion, as the case may be, and “convert” and “converted” shall be construed accordingly;

“Conversion Date” means the Contingency Event Conversion Settlement Date or, as the case may be, the Viability Event Conversion Settlement Date;

“Core Tier 1 Amount” means the aggregate amount of core tier 1 capital of the Group, which shall equal  the aggregate amount of all items constituting Tier 1 Capital less the aggregate amount of all items constituting hybrid tier 1 capital, in each case of the Group as determined by CSG pursuant to BIS  Regulations  applicable at the relevant time, expressed in CSG’s reporting currency and as appearing in the relevant Financial  Report;

“Core Tier 1 Ratio” means, (a) in respect of any Quarterly Reporting Period, the ratio (expressed as a percentage) of the Core Tier 1 Amount divided by the RWA Amount, as at the date of the financial statements contained in the relevant Quarterly Financial Report or, as the case may be, (b) in respect of an Interim Report Date, the ratio (expressed as a percentage) of Core Tier 1 Amount divided by the RWA Amount as at the relevant Interim Report Date, in each case as calculated by CSG and appearing in the relevant Financial Report as “Core Tier 1 Ratio”, “Basel II Core Tier 1 Capital  Ratio” or any such other term having the same meaning;

"CSG Priority Creditors" means creditors of CSG whose claims are in respect of debt and other obligations (including those in respect of bonds, notes, debentures and guarantees) which are unsubordinated, or which are subordinated and which do not, or are not expressly stated to, rank pari passu with, or junior to, the obligations of CSG under the Tier 1 BCNs;

"CSG Parity Obligations" means (i) all obligations of CSG in respect of Tier 1 Instruments and (ii) any other securities or obligations (including any guarantee, credit support agreement or similar undertaking) of CSG that rank, or are expressed to rank, pari passu with the Tier 1 BCNs or with any CSG Parity Obligation;

"CSG Share Capital" means all classes of paid-in capital in relation to shares (and participation certificates, if any) of CSG;

“Current Market Price” means, in respect of an Ordinary Share at a particular date, the average of the daily Volume Weighted Average Price of an Ordinary Share on each of the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that, if at any time during the said five-dealing-day period the Volume Weighted Average Price shall have been based on a price ex-Dividend (or ex- any other entitlement) and during some other part of that period the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum- any other entitlement), then:

(i)
if the Ordinary Shares to be issued or delivered do not rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Ordinary Shares shall have been based on a price cum-Dividend (or cum- any other entitlement) shall, for the purposes of this definition, be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of first public announcement relating to such Dividend or entitlement; or

(ii)
if the Ordinary Shares to be issued or delivered do rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Ordinary Shares shall have been based on a price ex-Dividend (or ex- any other entitlement) shall, for the purposes of this definition, be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of first public announcement relating to such Dividend or entitlement, and provided further that, if on each of the said five dealing days the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum- any other entitlement) in respect of a Dividend (or other entitlement) which has been declared or announced but the Ordinary Shares to be issued or delivered do not rank for that Dividend (or other entitlement), the Volume Weighted Average Price on each of such dates shall, for the purposes of this definition, be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of first public announcement relating to such Dividend or entitlement, and provided further that, if the Volume Weighted Average Price of an Ordinary Share is not available on one or more of the said five dealing days (disregarding for this purpose the proviso to the definition of Volume Weighted Average Price), then the average of such Volume Weighted Average Prices which are available in that five-dealing-day period shall be used (subject to a minimum of two such prices) and if only one, or no, such Volume Weighted Average Price is available in the relevant period, the Current Market Price shall be determined in good faith by an Independent Financial Adviser;

“dealing day” means a day on which the Primary Stock Exchange or relevant stock exchange or securities market is open for business and on which Ordinary Shares, Securities, Spin-Off Securities, options, warrants or other rights (as the case may be) may be dealt in (other than a day on which the Primary Stock Exchange or relevant stock exchange or securities market is scheduled to or does close prior to its regular weekday closing time);

“Delivery Notice” means a notice in the form for the time being currently available from the specified office of any Paying and Conversion Agent, which contains details of the account with SIS to which any Ordinary Shares are to be delivered and all relevant certifications and/or representations as may be required by applicable law and regulations, and which are required to be delivered in connection with a Conversion of the Tier 1 BCNs and the delivery of the Ordinary Shares;

“Dividend” means any dividend or distribution in respect of the Ordinary Shares to Shareholders (including a Spin-Off) whether of cash, assets or other property, and however described and whether payable out of share premium account, profits, retained earnings or any other capital or revenue reserve or account, and including a distribution or payment to Holders upon or in connection with a reduction of capital (and for these purposes a distribution of assets includes, without limitation, an issue of Ordinary Shares or other Securities credited as fully or partly paid up by way of capitalisation of profits or reserves), provided that:

(i)
where: (1) a Dividend in cash is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the issue or delivery of Ordinary Shares or other property or assets, or where a capitalisation of profits or reserves is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the payment of cash, then the Dividend or capitalisation in question shall be treated as a Cash Dividend of an amount equal to the greater of (i) the Fair Market Value of such cash amount and (ii) the Current Market Price of such Ordinary Shares as at the first date on which the Ordinary Shares are traded ex- the relevant Dividend on the Primary Stock Exchange or, as the case may be, the record date or other due date for establishment of entitlement in respect of the relevant capitalisation or, as the case may be, the Fair Market Value of such other property or assets as at the date of the first public announcement of such Dividend or capitalisation on the Primary Stock Exchange or, if later, the date on which the number of Ordinary Shares (or amount of such other property or assets, as the case may be) which may be issued or delivered is determined or (2) there shall be any issue of Ordinary Shares by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) where such issue is or is expressed to be in lieu of a Dividend (whether or not a cash Dividend equivalent or amount is announced or would otherwise be payable to Shareholders, whether at their election or otherwise), the Dividend or capitalisation in question shall be treated as a Cash Dividend of an amount equal to the Current Market Price of such Ordinary Shares as at the first date on which the Ordinary Shares are traded ex- the relevant capitalisation on the Primary Stock Exchange or, as the case may be, the record date or other due date for establishment of entitlement in respect of the relevant capitalisation or, in any such case, if later, the date on which the number of Ordinary Shares to be issued or delivered is determined;

(ii)	any issue of Ordinary Shares falling within Condition 7(e)(ii) shall be disregarded;

(iii)
a purchase or redemption or buy back of share capital of CSG by or on behalf of CSG or any of its Subsidiaries shall not constitute a Dividend unless, in the case of a purchase or redemption or buy back of Ordinary Shares by or on behalf of CSG or any of its Subsidiaries, the weighted average price per Ordinary Share (before expenses) on any one day (a “Specified Share Day”) in respect of such purchases or redemptions or buy backs (translated, if not in the Share Currency, into the Share Currency at the Prevailing Rate on such day) exceeds by more than 5 per cent. the average of the daily Volume Weighted Average Price of an Ordinary Share on the five dealing days immediately preceding the Specified Share Day or, where an announcement (excluding, for the avoidance of doubt for these purposes, any general authority for such purchases, redemptions or buy backs approved by a general meeting of Shareholders or any notice convening such a meeting of Shareholders) has been made of the intention to purchase, redeem or buy back Ordinary Shares at some future date at a specified price or where a tender offer is made, on the five dealing days immediately preceding the date of such announcement or the date of first public announcement of such tender offer (and regardless of whether or not a price per Ordinary Share, a minimum price per Ordinary Share or a price range or formula for the determination thereof is or is not announced at such time), as the case may be, in which case such purchase, redemption or buy back shall be deemed to constitute a Dividend in the Share Currency in an amount equal to the amount by which the aggregate price paid (before expenses) in respect of such Ordinary Shares purchased, redeemed or bought back by CSG or, as the case may be, any of its Subsidiaries (translated where appropriate into the Share Currency as provided above) exceeds the product of (i) 105 per cent. of the daily Volume Weighted Average Price of an Ordinary Share determined as aforesaid and (ii) the number of Ordinary Shares so purchased, redeemed or bought back;

(iv)
if CSG or any of its Subsidiaries shall purchase, redeem or buy back any depositary or other receipts or certificates representing Ordinary Shares, the provisions of paragraph (iii) above shall be applied in respect thereof in such manner and with such modifications (if any) as shall be determined in good faith by an Independent Financial Adviser;

(v)
where a dividend or distribution is paid or made to Shareholders pursuant to any plan implemented by CSG for the purpose of enabling Shareholders to elect, or which may require Shareholders, to receive dividends or distributions in respect of the Ordinary Shares held by them from a person other than, or in addition to, CSG, such dividend or distribution shall for the purposes of Condition 7 be treated as a dividend or distribution made or paid to Shareholders by CSG, and the foregoing provisions of this definition and the provisions of Condition 7, including references to CSG paying or making a dividend, shall be construed accordingly, and any such determination shall be made on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit; and

(vi)	a dividend or distribution that is a Spin-Off shall be deemed to be a Non Cash Dividend paid or made by CSG;

“Due Date” in respect of any payment on any Tier 1 BCN, means the date on which such payment first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount required to be paid is made or, in the case where presentation is required pursuant to the Conditions, (if earlier) the date seven days after that on which notice is duly given to the Holders that, upon further presentation of the Certificate being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation;

“Exchange Rate” means in relation to any currency the arithmetic average of the Prevailing Rate between such currency and the Specified Currency on each of the 5 Business Days ending on the 10th Business Day prior to the date of the Contingency Event Notice or, as the case may be, the Viability Event Notice;

“Exempt Reorganisation” means a Reorganisation where, immediately after completion of the relevant proceedings, the ordinary shares or units or equivalent of Newco (or depositary or other receipts or certificates representing ordinary shares or units or equivalent of Newco) are (i) admitted to trading on the Primary Stock Exchange or (ii) admitted to listing on such other regulated, regularly operating, recognised stock exchange or securities market as CSG or Newco may determine;

“Extraordinary Dividend” has the meaning provided in Condition 7(e)(iii);

“Extraordinary Resolution” has the meaning given to it in the Agency Agreement;

“Fair Market Value” means, with respect to any property on any date, the fair market value of that property as determined by an Independent Financial Adviser in good faith, provided that (i) the Fair Market Value of a Cash Dividend shall be the amount of such Cash Dividend; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where Securities, Spin-Off Securities, options, warrants or other rights are publicly traded on a stock exchange or securities market of adequate liquidity (as determined in good faith by an Independent Financial Adviser), the Fair Market Value (a) of such Securities or Spin-Off Securities shall equal the arithmetic mean of the daily Volume Weighted Average Prices of such Securities or Spin-Off Securities and (b) of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of (a) and (b), during the period of five dealing days on the relevant stock exchange or securities market commencing on such date (or, if later, the first such dealing day such Securities, Spin-Off Securities, options, warrants or other rights are publicly traded) or such shorter period as such Securities, Spin-Off Securities, options, warrants or other rights are publicly traded; (iv) where Securities, Spin-Off Securities, options, warrants or other rights are not publicly traded on a stock exchange or securities market of adequate liquidity (as aforesaid), the Fair Market Value of such Securities, Spin-Off Securities, options, warrants or other rights shall be determined in good faith by an Independent Financial Adviser, on the basis of a commonly accepted market valuation method and taking account of such factors as it considers appropriate, including the market price per Ordinary Share, the dividend yield of an Ordinary Share, the volatility of such market price, prevailing interest rates and the terms of such Securities, Spin-Off Securities, options, warrants or other rights, including as to the expiry date and exercise price (if any) thereof. Such amounts shall, in the case of (i) above, be translated into the Share Currency (if declared or paid or payable in a currency other than the Share Currency) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid or are entitled to be paid the Cash Dividend in the Share Currency; and, in any other case, shall be translated into the Share Currency (if expressed in a currency other than the Share Currency) at the Prevailing Rate on that date. In addition, in the case of (i) and (ii) above, the Fair Market Value shall be determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit;

“Financial Report” means a Quarterly Financial Report or an Interim Capital Report, as the case may be;

“FINMA” means the Swiss Financial Market Supervisory Authority FINMA;

“Floor Price” means such price and in such Specified Currency as is specified in the Pricing Schedule, subject to adjustment thereafter in accordance with Condition 7(e).

“Further Tier 1 BCNs” means any further Tier 1 BCNs issued pursuant to Condition 16 and consolidated and forming a single series with the then outstanding Tier 1 BCNs;

“Group” means CSG together with, from time to time, its consolidated subsidiaries and any and all other entities included in its consolidated capital adequacy reports prepared pursuant to National Regulations or, as appropriate, BIS Regulations to which it is subject at such time;

“Holder” means the person in whose name a Tier 1 BCN is registered in the Register;

“Independent Financial Adviser” means an independent financial institution of international repute appointed at its own expense by CSG;

“National Regulations” means the prevailing national banking and capital adequacy laws directly applicable to CSG and prevailing capital adequacy regulations promulgated by the Regulator and applicable to CSG;

“Notice Cut-off Date” has the meaning provided in Condition 7(m)(ii);

“Non-Cash Dividend” has the meaning provided in Condition 7(e)(iii);

“Ordinary Shares” means registered ordinary shares of CSG of CHF0.04 nominal value (Bloomberg Code: CSGN VX) which are listed on the SIX Stock Exchange. The Ordinary Shares deliverable upon Conversion of the Tier 1 BCNs will be shares newly issued from the conditional capital, authorised capital or convertible capital (Wandlungskapital) of CSG. Ordinary Shares will rank pari passu with all other ordinary registered shares of CSG for any and all distributions payable on them on or after the relevant Share Creation Date;

a “person” includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity);

“Prevailing Rate” means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12 noon (London time) on that date as appearing on or derived from the Reference Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12 noon (London time) on the immediately preceding day on which such rate can be so determined or, if such rate cannot be so determined by reference to the Reference Page, the rate determined in such other manner as an Independent Financial Adviser shall in good faith prescribe;

“Primary Stock Exchange” means the SIX Swiss Exchange or, if at the relevant time the Ordinary Shares are not at that time listed and admitted to trading on the SIX Swiss Exchange, the principal stock exchange or securities market on which the Ordinary Shares are then listed, admitted to trading or quoted or accepted for dealing;

“Quarterly Financial Report” means the financial accounts and disclosures of CSG and the Group in respect of a calendar quarter reporting period (the “Quarterly Reporting Period”) contained in a customary financial report published by CSG;

“Rating Agency” means the rating agency specified for this purpose in the Pricing Schedule;

“Reference Page” means the relevant page on Bloomberg or such other information service provider that displays the relevant information;

“Regulator” means the national regulator body having the leading authority to supervise and regulate CSG with respect to its consolidated capital adequacy at the relevant time, being at the Issue Date FINMA;

“Reorganisation” means proceedings which effect the interposition of a limited liability company (“Newco”) between the Shareholders of CSG immediately prior to such proceedings (the “Existing Shareholders”) and CSG; provided that (i) only ordinary shares or units or equivalent of Newco or depositary or other receipts or certificates representing ordinary shares or units or equivalent of Newco are issued to Existing Shareholders; (ii) immediately after completion of such proceedings the only holders of ordinary shares, units or equivalent of Newco or, as the case may be, the only holders of depositary or other receipts or certificates representing ordinary shares or units or equivalent of Newco, are Existing Shareholders holding in the same proportions as immediately prior to completion of such proceedings; (iii) immediately after completion of such proceedings, Newco is (or one or more wholly-owned Subsidiaries of Newco are) the only shareholder of CSG; (iv) all Subsidiaries of CSG immediately prior to such proceedings (other than Newco, if Newco is then a Subsidiary of CSG) are Subsidiaries of CSG (or of Newco) immediately after completion of such proceedings; and (v) immediately after completion of such proceedings, CSG (or Newco) holds, directly or indirectly, the same percentage of the ordinary share capital and equity share capital of those Subsidiaries as was held by CSG immediately prior to such proceedings;

“RWA Amount” means, as at any date, the aggregate amount expressed in CSG’s reporting currency of all risk-weighted assets of the Group as at such date, calculated by CSG pursuant to BIS Regulations applicable at such time;

“Securities” means any equity securities including, without limitation, shares in the capital of CSG, or options, warrants or other rights to subscribe for or purchase or acquire shares in the capital of CSG;

“Settlement Shares Depository” means a reputable independent financial institution, trust company or similar entity, to be appointed by the Issuer on or prior to any date when a function ascribed to the Settlement Shares Depositary in these Conditions is required to be performed to perform such functions and who will hold Ordinary Shares in a designated trust account for the benefit of the Holders and otherwise on terms consistent with these Conditions;

“Share Creation Date” means, in relation to Ordinary Shares to be issued and delivered upon Conversion, the date falling after the Contingency Event Notice or, as the case may be, Viability Event Notice and on or prior to the relevant Conversion Date on which as a matter of Swiss law the relevant Ordinary Shares are paid up;

“Share Currency” means Swiss francs or, if at the relevant time or for the purposes of the relevant calculation or determination the SIX Swiss Exchange is not the Primary Stock Exchange, the currency in which the Ordinary Shares are quoted or dealt in on the Primary Stock Exchange at such time;

“Shareholders” means the holders of Ordinary Shares;

“SIS” means SIX SIS Ltd.;

“SIX Swiss Exchange” means SIX Swiss Exchange Ltd;

“Spin-Off” means:

(i)	a distribution of Spin-Off Securities by CSG to Shareholders as a class; or

(ii)
any issue, transfer or delivery of any property or assets (including cash or shares or other securities of or in or issued or allotted by any entity) by any entity (other than CSG) to Shareholders as a class or, in the case of or in connection with a Reorganisation, Existing Shareholders as a class (but excluding the issue and allotment of ordinary shares (or depositary or other receipts or certificates representing such ordinary shares) by Newco to Existing Shareholders as a class), pursuant in each case to any arrangements with CSG or any of its Subsidiaries;

“Spin-Off Securities” means equity share capital of an entity other than CSG or options, warrants or other rights to subscribe for or purchase equity share capital of an entity other than CSG;

“Subsidiary” means a direct or indirect subsidiary within the meaning of applicable Swiss law;

“Substitution Date” has the meaning provided in Condition 13(d);

a “Tax Event” is deemed to have occurred if in making any payments on the Tier 1 BCNs, the Issuer (or the Guarantor, in respect of payments under the Guarantee) has paid or will or would on the next payment date be required to pay Additional Amounts or any additional tax in respect of the Tier 1 BCN, in each case under the laws or regulations of a Tax Jurisdiction, or any political subdivision or authority therein or thereof having the power to tax, including any treaty to which a Tax Jurisdiction is a party, or any generally published application or interpretation of such laws, including a decision of any court or tribunal, or the generally published application or interpretation of such laws by any relevant tax authority or any generally published pronouncement by any tax authority, and the Issuer (or the Guarantor, as the case may be) cannot avoid the foregoing by taking measures reasonably available to it;

“Tax Jurisdiction” means Guernsey and/or Switzerland;

“Threshold Ratio” means, at any time, 7 per cent. or, if lower at the relevant time, any other minimum common equity tier 1 threshold ratio as may be provided for under prevailing National Regulations in relation to Buffer Capital Instruments;

“Tier 1 Capital” means (a) prior to the Basel III Regulations Date, any or all items treated as tier 1 capital under BIS Regulations and (b) on or after the Basel III Regulations Date, Additional Tier 1 Capital together with Common Equity Tier 1 Capital;

“Tier 1 Instruments” means any and all shares, securities, participation securities or other obligations issued (a) by CSG (whether or not acting through a branch) but excluding Tier 1 Shares or (b) by a Subsidiary of CSG and having the benefit of a guarantee, credit support agreement or similar undertaking of CSG, each of which shares, securities or other obligations under (a) and (b) qualify, or are issued in respect of a security that qualifies, as Tier 1 Capital of CSG and/or the Group (without regard to quantitative limits on such capital) on a consolidated (Finanzgruppe) or on an unconsolidated (Einzelinstitut) basis.

“Tier 1 Shares” means all classes of paid-in capital in relation to shares and participation certificates, if any, of the Issuer or CSG or any other Subsidiary of CSG that qualify as Tier 1 Capital of CSG on a consolidated (Finanzgruppe) or on an unconsolidated (Einzelinstitut) basis.

“Tier 2 Capital” means any or all items constituting at the relevant time tier 2 capital under National Regulations or BIS Regulations;

“Tier 2 Instruments” means any and all securities or other obligations issued (a) by CSG (whether or not acting through a branch) or (b) by a Subsidiary of CSG and having the benefit of a guarantee, credit support agreement or similar undertaking of CSG, each of which securities or other obligations under (a) and (b) qualify, or are issued in respect of a security that is eligible to qualify, as Tier 2 Capital of the Group on a consolidated (Finanzgruppe) or on an unconsolidated (Einzelinstitut) basis; and

“Volume Weighted Average Price” means, in respect of an Ordinary Share, Security or, as the case may be, a Spin-Off Security on any dealing day, the order book volume-weighted average price of an Ordinary Share, Security or, as the case may be, a Spin-Off Security published by or derived (in the case of an Ordinary Share) from the relevant Bloomberg page or (in the case of a Security (other than Ordinary Shares), Spin-Off Security, options, warrants or other rights) from the principal stock exchange or securities market on which such Securities, Spin-Off Securities, options, warrants or other rights are then listed or quoted or dealt in, if any or, in any such case, such other source as shall be determined in good faith to be appropriate by an Independent Financial Adviser on such dealing day, provided that if on any such dealing day such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of an Ordinary Share, Security, a Spin-Off Security, option, warrant or other right, as the case may be, in respect of such dealing day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding dealing day on which the same can be so determined or determined as an Independent Financial Adviser might otherwise determine in good faith to be appropriate.

In these Conditions, capitalised terms have the meaning given to them in the relevant Pricing Schedule, the absence of any such meaning indicating that such term is not applicable to the Tier 1 BCNs.

References to any act or statute or any provision of any act or statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such statutory modification or re-enactment.

Unless the context otherwise requires, references to (i) “principal” shall be deemed to include any premium payable in respect of the Tier 1 BCNs and all other amounts in the nature of principal payable pursuant to these Conditions or any amendment or supplement to it, (ii) “interest” shall be deemed to include any Accrued Conversion Interest and in any such case shall be deemed to include any Additional Amounts that may be payable under Condition 10 or any undertaking given in addition to or in substitution for it under the Trust Deed in respect of any such amount.

References to any issue or offer or grant to Shareholders or Existing Shareholders “as a class” or “by way of rights” shall be taken to be references to an issue or offer or grant to all or substantially all Shareholders or Existing Shareholders, as the case may be, other than Shareholders or Existing Shareholders, as the case may be, to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange or securities market in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer or grant.

In making any calculation or determination of Current Market Price or Volume Weighted Average Price, such adjustments (if any) shall be made as an Independent Financial Adviser determines in good faith to be appropriate to reflect any consolidation or sub-division of the Ordinary Shares or any issue of Ordinary Shares by way of capitalisation of profits or reserves, or any like or similar event.

For the purposes of Conditions 7(e), (j), (k), (l), (m), (n), (o), (p) and (r), (1) references to the “issue” of Ordinary Shares or Ordinary Shares being “issued” shall, unless otherwise expressly specified in those paragraphs, include the delivery of Ordinary Shares, whether newly issued and allotted or previously existing or held by or on behalf of CSG or any of its Subsidiaries, and (2) Ordinary Shares held by or on behalf of CSG or any of its respective Subsidiaries (and which, in the case of Conditions 7(e)(iv) and (vi), do not rank for the relevant right or other entitlement) shall not be considered as or treated as “in issue” or “issued” or entitled to receive the relevant Dividend, right or other entitlement.

References in Condition 7 to listing on the SIX Swiss Exchange (or like or similar references) shall be construed as admission to the Main Standard of the SIX Swiss Stock Exchange.

19	Governing Law and Jurisdiction

The Tier 1 BCNs, these Conditions, the Certificate and the Guarantee shall in every respect (including, without limitation, questions of form, content and interpretation) be subject to and governed by Swiss law, save for the subordination provisions in Condition 3(b)(i) which, for so long as Credit Suisse (Guernsey) II Limited is the Issuer, shall be governed by, and construed in accordance with, the laws of the Island of Guernsey.

Any dispute which might arise between Holders on the one hand and the Issuer or, as the case may be, CSG on the other hand regarding the Tier 1 BCNs, the Conditions and the Guarantee shall be settled in accordance with Swiss law. The place of jurisdiction for any such dispute is Zurich 1, Switzerland. The competent courts at the place of jurisdiction, where the law so permits the Commercial Court of the Canton of Zurich, shall have exclusive jurisdiction with the right of appeal. The Issuer designates as its representative for the service of judicial documents pursuant to Article 140 of the Swiss Civil Procedure Code, and elects special domicile pursuant to Article 50 of the Swiss Act of Debt Enforcement and Bankruptcy at the office of, Credit Suisse Group AG in Zurich, Switzerland.

The above-mentioned courts shall have exclusive jurisdiction for any declaration of cancellation of the Tier 1 BCNs.

Form of Transfer

CREDIT SUISSE GROUP (GUERNSEY) II LIMITED U.S.$1,725,000,000 9.5 per cent. Tier 1 Buffer Capital Notes and guaranteed on a subordinated basis by CREDIT SUISSE GROUP AG

For value received the undersigned transfers to

………………………………………………………………………………………

………………………………………………………………………………………

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF TRANSFEREE)

________ nominal amount of the BCNs represented by this Certificate, and all rights under them.

Dated ……………………………………

Signed ………………………………….              Certifying Signature

Details of Transferor:

Name:……………………………………………………………………………

Address:…………………………………………………………………………

Telephone Number:…………………………………………………………….

ISIN Code: XS0810846617

Notes:

1	Once completed, this form is to be sent to the Registrar.

2
The signature of the person effecting a transfer shall conform to a list of duly authorised specimen signatures supplied by the holder of the BCN(s) represented by this Certificate or (if such signature corresponds with the name as it appears on the face of this Certificate) be certified by a notary public or a recognised bank or be supported by such other evidence as the Registrar may reasonably require.

3	A representative of the Holder should state the capacity in which the signs.

Unless the context otherwise required, capitalised terms used in this Form of Transfer have the same meaning as in the Agency Agreement dated 31 July 2012 between the Issuer, the Guarantor and Citibank, N.A., London Branch as principal paying and conversion agent and the other agents named therein.

REGISTRAR

CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG

Citibank Europe plc
acting as Common Depositary on behalf of Euroclear and Clearstream, Luxembourg
Ground Floor
1 North Wall Quay
Dublin 1
Ireland

SCHEDULE

PRICING SCHEDULE

relating to Credit Suisse Group (Guernsey) II Limited

U.S.$1,725,000,000 9.5 per cent. Tier 1 BCNs
guaranteed on a subordinated basis by
Credit Suisse Group AG

The terms and conditions of the Tier 1 BCNs are as set out in the Agency Agreement as supplemented by this Pricing Schedule.

In relation to the Tier 1 BCNs, this Pricing Schedule is the Pricing Schedule referred to in Schedule 1 to the Agency Agreement

1	Issuer:	Credit Suisse Group (Guernsey) II Limited
2	Guarantor:	Credit Suisse Group AG
3	Series Number:	2
4	Specified Currency or Currencies:	U.S.$
5	Aggregate Nominal Amount:
	(i) Series:	U.S.$1,725,000,000
	(ii) Tranche:	1
6	(i) Specified Denomination:	U.S.$200,000
	(ii) Calculation Amount:	U.S.$200,000
7	Issue Date:	31 July 2012
8	Interest Commencement Date:	Issue Date
9	Interest Basis:	Fixed/Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:	100 per cent. of Principal Amount
11	Change of Interest or Payment Basis:	Not applicable

PROVISIONS RELATING TO INTEREST PAYABLE

12	Fixed Rate Note Provisions	Not applicable
13	Fixed/Floating Rate Provisions	Applicable
	(i) Fixed Rate of Interest:	9.5 per cent. per annum payable annually in arrear until the first Interest Payment Date following the First Optional Redemption Date. Thereafter, as provided in (ii) below.

	(ii) Floating Rate of Interest:	The aggregate of 6.64 per cent. and the 6 month US Dollar LIBOR rate.

	(iii) Fixed Interest Rate Period:	From the Issue Date to (and including) the first Interest Payment Date following the First Optional Redemption Date

	(iv) Floating Interest Rate Period:	From (but excluding) the first Interest Payment Date following the First Optional Redemption Date to the date of any redemption of any of the Tier 1 BCNs

	(v)	Interest Payment Date(s):
14 February in each year commencing on 14 February 2013 during the Fixed Interest Period and 14 February and 14 August in each year during the Floating Interest Rate Period adjusted during the Floating Interest Rate Period in accordance with the Modified Following Business Day Convention

	(vi)	Fixed Coupon Amount(s):	To be calculated in accordance with Condition 6(f)

	(vii)	Broken Amount(s):	To be calculated according to Condition 6(f)

	(viiii)	Day Count Fraction:	30/360 during the Fixed Interest Note Period and Actual/360 during the Floating Rate Period.

	(ix)	Determination Dates:	Not applicable

	(x)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable

14	Floating Rate Note Provisions		Not Applicable

PROVISIONS RELATING TO CONVERSION

15	Floor Price (subject to adjustment as provided in the Conditions)		U.S.$16.57

PROVISIONS RELATING TO REDEMPTION

16	Early Redemption
	First Optional Redemption Date:		23 October 2018

	Other optional redemption dates:		Each Interest Payment Date after the First Optional Redemption Date

	Optional Redemption Amount:		U.S.$200,000 per Specified Denomination

17	Redemption due to Taxation
	Tax Redemption Amount:		Make Whole Redemption Price

	Tax redemption dates:		At any time and in accordance with Condition 8(d)

Make Whole Redemption Price:
"Make Whole Redemption Price" means, in respect of each Tier 1 BCN, (a) the principal amount of such Tier 1 BCN or, if it is higher and the relevant date fixed for redemption falls prior to the First Optional Redemption Date, (b) the amount equal to the sum of the present value of the principal amount of such Tier 1 BCN, together with the present values of the scheduled Interest Payments (assuming for this purpose the relevant Interest Payments are not cancelled in accordance with  the Conditions) from the relevant date fixed for redemption to the First Optional Redemption Date, in each case discounted to such redemption date in a manner consistent with customary market practice at the Relevant Discount Rate.

"Relevant Discount Rate" means 3 per cent. plus the Mid Market Swap Rate as determined by the Calculation Agent at or around 11.00 a.m. (CET) on the third Zurich Business Day preceding the relevant date fixed for redemption.

"Mid Market Swap Rate" means the mid market USD swap rate Libor basis for the maturity falling most closely to the First Optional Redemption Date appearing on the relevant Bloomberg page  (or such other page as may replace that page on Bloomberg, or such other page as may be nominated by the person providing  or sponsoring the information appearing there for the purposes of displaying comparable rates).

18	Redemption for Capital Event
	Capital Event Redemption Amount:	Make Whole Redemption Price

	Capital Event redemption dates:	At any time and in accordance with Condition 8(e)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19	Financial Centre(s) or other special provisions relating to payment dates:	Zurich
20	Ratings:	None on Issue Date; Fitch Ratings expected from the Issue Date
21	Listing:	None. The Issuer will use its best endeavours to apply for a listing on or as soon as reasonably practicable following the Issue Date.

22	Common Code:	081084661

23	ISIN Code:	XS0810846617

GUARANTEE

GUARANTEE

(in the meaning of Article 111 of the Swiss Federal Code of Obligations (“CO”), hereinafter called the “Guarantee”).

1.
Being informed that Credit Suisse Group (Guernsey) II Limited (the “Issuer”) issued and sold U.S.$ 1,725,000,000 9.5 per cent.  Tier 1 Buffer Capital Notes (the “Tier 1 BCNs”), Credit Suisse Group AG, Zurich, Switzerland (the “Guarantor”), hereby irrevocably and unconditionally guarantees to the holders of the Tier 1 BCNs (the “Holders”) in accordance with Article 111 CO, irrespective of the validity of the Tier 1 BCNs, or the validity of the purchase agreement entered into between the Issuer, the Guarantor and the Investor (as defined therein) on February 13, 2011, as amended by an amendment agreement on July 31, 2012 or any other agreement entered into in relation to the Tier 1 BCNs (the “Agreements”), and waiving all rights of objection and defence arising from the terms and conditions of the Tier 1 BCNs (the “Terms of the Tier 1 BCNs”) and/or the Agreements, (i) the due and punctual payment of all principal, premium and interest and any other sums from time to time expressed to be payable by the Issuer in respect of the Tier 1 BCNs, (ii) upon the occurrence of a Contingency Event Conversion or a Viability Event Conversion, the due delivery of the Ordinary Shares, and (iii) the performance of any other action to be performed by the Issuer in accordance with the Terms of the Tier 1 BCNs.

Accordingly, the Guarantor agrees to pay, deliver or perform within seven (7) days after the receipt by the Guarantor of any Holder’s first written demand and confirmation in writing (i) that an amount has become due and payable by the Issuer under the Tier 1 BCNs which is equivalent to the amount claimed under the Guarantee, and such amount remained unpaid, or (ii) that, as a result of the conversion of the Tier 1 BCNs, Ordinary Shares were required to be delivered by the Issuer but were not delivered when due, or (iii) that any other action was required to be performed by the Issuer in accordance with the Terms of the Tier 1 BCNs but was not performed when due, any amount due and payable and/or any number of Ordinary Shares that the Issuer is required to procure that the Guarantor delivers to the Settlement Shares Depository under and pursuant to the Terms of the Tier 1 BCNs and/or any other action to be performed by the Issuer in accordance with the Terms of the Tier 1 BCNs.

2.
All payments of principal, premium (if any) and/or interest to Holders by or on behalf of the Guarantor under the Guarantee shall be made without withholding or deduction for or on account of any present or future tax, duty, assessment or governmental charge of whatsoever nature imposed, levied, collected, withheld or assessed by or on behalf of any Tax Jurisdiction or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law.  In that event, unless compensated under the indemnity in Condition 13(d) the Guarantor shall pay such additional amounts (the “Additional Amounts”) as will result (after such withholding or deduction) in receipt by the Holders of the sums which would have been receivable (in the absence of such withholding or deduction) from it in respect of their Tier 1 BCNs; except that no such Additional Amounts shall be payable with respect to any Tier 1 BCN on account of:

(a)
any such taxes, duties, assessments or other governmental charges imposed in respect of such Tier 1 BCN by reason of the holder thereof having some connection with a Tax Jurisdiction other than the mere holding of such Tier 1 BCN; or

(b)
any such taxes, duties, assessments or other governmental charges imposed in respect of such Tier 1 BCN presented for payment more than 30 days after the Due Date except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day assuming that day to have been a business day (as defined in Condition 9(d)); or

(c)
any such taxes, duties, assessments or other governmental charges imposed in respect of such Tier 1 BCN where such withholding or deduction is imposed on a payment to an individual and is (A) required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive, (B) required to be made pursuant to the Agreement between the European Community and the Confederation of Switzerland dated as of 26 October 2004 (the “Swiss Savings Tax Agreement”) providing for measures equivalent to those laid down in the European Council Directive 2003/48/EC or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the Swiss Savings Tax Agreement, (C) required to be made pursuant to agreements between Guernsey and the EU Member States dated 19 November 2004 (the “Guernsey Savings Tax Agreement”) providing for measures equivalent to those laid down in the European Council Directive 2003/48/EC or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such Guernsey Savings Tax Agreement, or (D) required to be made pursuant to any agreements between the European Community and other countries or territories providing for measures equivalent to those laid down in the European Council Directive 2003/48/EC or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreements; or

(d)	any such taxes, duties, assessments or other governmental charges imposed on any other person than the Issuer or CSG, including any Paying or Conversion Agent in any jurisdiction; or

(e)
any such taxes, duties, assessments or other governmental charges imposed in respect of such Tier 1 BCN presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Tier 1 BCN to another Paying and Conversion Agent in a Member State of the European Union; or

(f)
any such taxes, duties, assessments or other governmental charges imposed in respect of such Tier 1 BCN where such withholding or deduction is required by the Swiss Federal Withholding Tax Code of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer vom 13.  Oktober 1965) as amended from time to time; or

(g)	any combination of two or more items (a) to (f) above.

3.
Notwithstanding any other provision hereof, the Guarantor shall, without prejudice to Condition 6(h)(v), not be obliged to make any payment under this Guarantee to the extent that the Issuer has elected to cancel any payment pursuant to Condition 6(h)(i) or is prohibited from making such payment pursuant to Condition 6(h)(ii).

4.
The Guarantee constitutes a direct, unconditional, unsecured and subordinated obligation of the Guarantor as hereinafter provided, except for such preferences as are provided by any mandatory applicable provision of law.

In the event of an order being made, or an effective resolution being passed, for the liquidation or winding-up of the Guarantor by reason of bankruptcy or otherwise (except, in any such case, a solvent liquidation or winding-up solely for the purposes of a reorganisation, reconstruction or amalgamation of the Guarantor or the substitution in place of the Guarantor of a successor in business of the Guarantor, the terms of which reorganisation, reconstruction, amalgamation or substitution (x) have previously been approved by an Extraordinary Resolution and (y) do not provide that the Tier 1 BCNs shall thereby become redeemable or repayable in accordance with these Conditions):

(a)
prior to the occurrence of a Contingency Event or a Viability Event, the rights and claims of the Holders against the Guarantor in respect of or arising under the Guarantee shall rank (i) junior to all claims of Guarantor Priority Creditors, (ii) at least pari passu with Guarantor Parity Obligations and (iii) senior to the rights and claims of all holders of Guarantor Share Capital;

(b)
on and after the occurrence of a Contingency Event or a Viability Event, the rights and claims of Holders against the Guarantor under the Guarantee in respect of any Accrued Conversion Interest, shall rank in the manner as described in Article 4(a) above; or

(c)
on and after the occurrence of a Contingency Event or a Viability Event and an announcement that the Guarantor is unable to create and issue the Ordinary Shares so as to fulfil the provisions of conversion set forth in Condition 7(a), the rights and claims of the Holders in respect of the delivery of Ordinary Shares in accordance with Condition 7 will convert to a monetary claim of such Holder against the Guarantor to participate in the liquidation proceeds of the Guarantor with a claim per Tier 1 BCN for a sum equal to that which holders of the number of Ordinary Shares into which such Tier 1 BCN should have been converted at the then Conversion Price would receive out of the liquidation proceeds of the Guarantor.

Additional Tier 1 Capital means, at the relevant time, any or all items constituting additional tier 1 capital within the meaning of the Basel III Document, as implemented and amended pursuant to BIS Regulations applicable at such time.

Basel III Document means the Basel Committee on Banking Supervision document “Basel III: A global regulatory framework for more resilient banks and banking systems” published in December 2010;

Basel III Regulations Date means the first date on which the Guarantor is required to comply with BIS Regulations that incorporate and implement all or a substantial part of the regulatory guidelines set out in the Basel III Document;

BIS Regulations means the capital adequacy standards and guidelines applicable from time to time and promulgated by the Basel Committee on Banking Supervision, as implemented by the Guarantor in a manner agreed with the Regulator and/or its Auditor for the purpose of financial reporting and disclosure, inter alia, in the Quarterly Financial Report;

Common Equity Tier 1 Capital means all items that constitute common equity tier 1 capital, or deductions from common equity tier 1 capital, in each case within the meaning of these terms in the Basel III Document as amended by, and as determined by the Guarantor pursuant to, BIS Regulations applicable at the relevant time.

Guarantor Parity Obligations means (i) all obligations of the Guarantor in respect of Tier 1 Instruments and (ii) any other securities or obligations (including any guarantee, credit support agreement or similar undertaking) of the Guarantor that rank, or are expressed to rank, pari passu with the Guarantee or with any Guarantor Parity Obligation.

Guarantor Priority Creditors means creditors of the Guarantor whose claims are in respect of debt and other obligations (including those in respect of bonds, notes, debentures and guarantees) which are unsubordinated, or which are subordinated and which do not, or are not expressly stated to, rank pari passu with, or junior to, the obligations of the Guarantor under the Guarantee.

Guarantor Share Capital means all classes of paid-in capital in relation to shares (and participation certificates, if any) of the Guarantor.

Quarterly Financial Report means the financial accounts and disclosures of the Guarantor and the Group in respect of a calendar quarter reporting period (the Quarterly Reporting Period) contained in a customary financial report published by the Guarantor;

Tier 1 Capital means (a) prior to the Basel III Regulations Date, any or all items treated as tier 1 capital under BIS Regulations and (b) on or after the Basel III Regulations Date, Additional Tier 1 Capital together with Common Equity Tier 1 Capital.

Tier 1 Instruments means any and all shares, securities, participation securities or other obligations issued (a) by the Guarantor (whether or not acting through a branch), but excluding Tier 1 Shares or (b) by a Subsidiary of the Guarantor and having the benefit of a guarantee, credit support agreement or similar undertaking of the Guarantor, each of which shares, securities or other obligations under (a) and (b) qualify, or are issued in respect of a security that qualifies, as Tier 1 Capital of CSG and/or the Group (without regard to quantitative limits on such capital) on a consolidated (Finanzgruppe) or on an unconsolidated (Einzelinstitut) basis.

Tier 1 Shares means all classes of paid-in capital in relation to shares and participation certificates, if any, of the Issuer or the Guarantor or any other Subsidiary of the Guarantor that qualify as Tier 1 Capital of the Guarantor on a consolidated (Finanzgruppe) or on an unconsolidated (Einzelinstitut) basis.

5.
Payments under the Guarantee shall be made in the Specified Currency.  The Guarantor undertakes to pay to the Holders, without any restrictions, and whatever the circumstances may be, irrespective of nationality or domicile of the beneficiary of such payments and without requiring any affidavit or the fulfilment of any other formality, any sums due pursuant to the Guarantee in the Specified Currency in accordance with the Terms of the Tier 1 BCNs.  Any transfer tax, which might possibly be imposed on the transfer of such funds shall be borne by the Guarantor.

6.
The Guarantee shall give rise to a separate and independent cause of action against the Guarantor, shall apply irrespective of any indulgence granted to the Issuer by any Holder from time to time, and shall continue in full force and effect notwithstanding any judgement or order against the Issuer and/or the Guarantor.

7.	Whilst any Tier 1 BCN remains outstanding, the Guarantor shall, save with the approval of an Extraordinary Resolution:

(a)	(other than in connection with a Reorganisation) not issue or pay up any Securities, in either case by way of capitalisation of profits or reserves, other than:

(1)
by the issue of fully paid Ordinary Shares or other Securities to Shareholders and other holders of shares in the capital of the Guarantor which, by their terms, entitle the holders thereof to receive Ordinary Shares or other shares or Securities on a capitalisation of profits or reserves; or

(2)	by the issue of Ordinary Shares paid up in full (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a Dividend in cash; or

(3)
by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Guarantor which, by their terms, entitle the holders thereof to receive equity share capital (other than Ordinary Shares); or

(4)
by the issue of Ordinary Shares or any equity share capital to, or for the benefit of, any employee or former employee, director or executive holding or formerly holding executive office of the Guarantor or any of its Subsidiaries or any associated company or to trustees or nominees to be held for the benefit of any such person, in any such case pursuant to an employee, director or executive share or option scheme whether for all employees, directors, or executives or any one or more of them, unless, in any such case, the same constitutes a Dividend or otherwise gives rise (or would, but for the provisions of Condition 7(i) relating to roundings and minimum adjustments or the carry forward of adjustments, give rise) to an adjustment to the Floor Price;

(b)	not modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation but so that nothing in this Article 7(b) shall prevent:

(1)	any consolidation, reclassification or subdivision of the Ordinary Shares; or

(2)	any modification of such rights which is not materially prejudicial to the interests of the Holders as determined in good faith by an Independent Financial Adviser;

(c)
procure that no Securities (whether issued by the Guarantor or any Subsidiary of the Guarantor or procured by the Guarantor or any Subsidiary of the Guarantor to be issued or issued by any other person pursuant to any arrangement with the Guarantor or any Subsidiary of the Guarantor) issued without rights to convert into, or exchange or subscribe for, Ordinary Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Share which is less than 95 per cent.  of the Current Market Price per Ordinary Share at the close of business on the last dealing day preceding the date of the first public announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the provisions of Condition 7(i) relating to roundings and minimum adjustments or the carry forward of adjustments, give rise) to an adjustment to the Floor Price and that at no time shall there be in issue Ordinary Shares of differing nominal values, save where such Ordinary Shares have the same economic rights;

(d)
not make any issue, grant or distribution or take or omit to take any other action if the effect thereof would be that, on Conversion, Ordinary Shares could not, under any applicable law then in effect, be legally issued as fully paid;

(e)
not reduce its issued share capital, share premium account, capital redemption reserve, or any uncalled liability in respect thereof, or any non-distributable reserves, except where the reduction is permitted by applicable law and results in (or would, but for the provisions of Condition 7(i) relating to roundings or the carry forward of adjustments, result in) an adjustment to the Floor Price or is otherwise taken into account for the purposes of determining whether or not such an adjustment should be made;

(f)
in the event of a Reorganisation, take (or shall procure that there is taken) all necessary action to ensure that, immediately after completion of the relevant proceedings, such amendments are made to the Conditions as are necessary to ensure that the Tier 1 BCNs may be converted into or exchanged for ordinary shares or units or the equivalent in Newco mutatis mutandis in accordance with and subject to the Conditions and the ordinary shares or units or the equivalent of Newco are listed and admitted to trading on a Recognised Stock Exchange;

(g)	issue, allot and/or deliver Ordinary Shares upon Conversion subject to and as provided in Condition 7;

(h)
save following a Non-Qualifying Takeover Event, use all reasonable endeavours to ensure that its issued and outstanding Ordinary Shares and the Ordinary Shares or, as appropriate, Approved Entity Shares issued upon Conversion shall be admitted to listing and trading on a Primary Stock Exchange or admitted to listing on another regulated, regularly operating, recognised stock exchange or securities market;

(i)
at all times keep available for issue, free from pre-emptive or other preferential rights, sufficient Ordinary Shares to enable Conversion of the Tier 1 BCNs, and all other rights of subscription and exchange for Ordinary Shares, to be satisfied in full; and

(j)
where the provisions of Condition 7 require or provide for a determination by an Independent Financial Adviser or a role to be performed by a Settlement Shares Depository, a Settlement Shares Offer Agent and|or a Share Delivery Agent, the Guarantor shall use all reasonable endeavours promptly to appoint such person for such purpose.

8.
If, on any Interest Payment Date, any payment of interest scheduled to be made on such date is not made by the Issuer in full by reason of Condition 6(h)(i) (such amount not paid, being “Pending Interest”) or by reason of Condition 6(h)(ii),

(a)
the Guarantor hereby undertakes not to, directly or indirectly, resolve, or recommend to its Shareholders, that any distribution or dividend in cash or in kind (other than in the form of Ordinary Shares) be paid or made on any Ordinary Shares; and

(b)
the Guarantor hereby undertakes not to, directly or indirectly, redeem, purchase or otherwise acquire any Ordinary Shares other than in relation to (1) transactions in securities effected by or for the account of customers of the Guarantor or any of its Subsidiaries or in connection with the distribution or trading of, or market making in respect of Ordinary Shares securities; (2) the satisfaction by the Guarantor or any of its Subsidiaries of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants; (3) a reclassification of the capital stock of the Guarantor or any of its Subsidiaries or the exchange or conversion of one class or series of such capital stock for another class or series of such capital stock; or (4) the purchase of fractional interests in shares of the capital stock of the Guarantor or any of its majority-owned subsidiaries pursuant to the provisions of any security being converted into or exchanged for such capital stock, in each case unless or until (x) the interest payment due and payable on the Tier 1 BCNs on any subsequent Interest Payment Date has been paid in full (or an amount equal to the same has been paid in full to a designated third party trust account for the benefit of the Holders prior to payment by the trustee thereof to the Holders on such subsequent Interest Payment Date) or, if earlier, (y) the date on which the Tier 1 BCNs have been redeemed by the Issuer in accordance with Condition 8 or converted in accordance with Condition 7.

9.
Notwithstanding any reference herein to the Tier 1 BCNs and the Agreements the Guarantor hereby acknowledges and agrees that this Guarantee and the Guarantor’s obligations under this Guarantee shall constitute separate, independent, primary and non accessory guarantee obligations of the Guarantor within the meaning of Article 111 CO and not a mere surety within the meaning of Article 492 et seq. CO and will, in particular, not be affected or discharged by reason of any time or other indulgence granted by the Holders or the winding-up, insolvency or reorganisation of the Issuer.  This Guarantee and the Guarantor’s obligations under this Guarantee shall in particular be independent from the legal validity and enforceability of the Holders’ claims under the Tier 1 BCNs and the Guarantor hereby waves all rights of objection and defence arising from the Tier 1 BCNs and the Agreements.

10.	For so long as the Tier 1 BCNs are outstanding, the Guarantor undertakes that;

(a)	unless the Guarantor is itself being wound up, it will not permit or take any action that would or might cause, the liquidation, dissolution or winding up of the Issuer; and

(b)	the Issuer will at all times be a subsidiary of the Guarantor itself or a directly or indirectly wholly-owned subsidiary of the Guarantor; and

(c)	it will not omit to take any action that enables the Issuer to perform its obligations under the Tier 1 BCNs.

11.	The Guarantee is governed by Swiss law.

Any dispute which might arise between the Holders, on the one hand, and the Guarantor, on the other hand, regarding the Guarantee shall be settled in accordance with Swiss law.  The place of jurisdiction for any such dispute is Zurich 1.  The competent courts at the place of jurisdiction, where the law so permits the Commercial Court of the Canton of Zurich, shall have exclusive jurisdiction with the right of appeal.

12.	Terms and expressions not otherwise defined in the Guarantee shall have the same meaning as defined in the Terms of the Tier 1 BCNs.

Zurich, 31 July 2012

Credit Suisse Group AG (as the Guarantor)

/s/ Susanne Reinhard	/s/ Christian Schmid
Name: Susanne Reinhard	Name: Christian Schmid
Function: Vice President	Function: Managing Director

Receipt acknowledged by Competrol Establishment:

/s/ Nashim Tabhara	/s/ Khalil Kachicho
Name: Nashim Tabhara	Name: Khalil Kachicho
Function: Authorized Signatory	Function: Authorized Signatory